As filed with the United States Securities and Exchange Commission on May 28, 2019.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
NORDIC AMERICAN OFFSHORE LTD.
(Exact name of Registrant as specified in its charter)
Islands of Bermuda (State or other jurisdiction of incorporation or organization)	4412 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification No.)

Nordic American Offshore Ltd.
LOM Building, 27 Reid Street
Hamilton HM 11, Bermuda
+337-9798-5715
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Seward & Kissel LLP
Attention: Edward S. Horton, Esq.
One Battery Park Plaza
New York, New York 10004
(212) 574-1200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Edward S. Horton, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)	Joshua Wechsler, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000 (telephone number) (212) 859-4000 (facsimile number)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company  ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common shares, $0.10 par value per share, including related preferred share purchase rights(4)	$40,000,000	$4,848

(1)	Includes common shares that may be sold pursuant to exercise of the underwriters' option to purchase additional shares.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Calculated in accordance with Rule 457(o) under the Securities Act of 1933.
(4)
Preferred share purchase rights are not currently separable from the common shares and are not currently exercisable until the occurrence of certain prescribed events, none of which have occurred. The value attributable to the preferred share purchase rights, if any, will be reflected in the market price of the common shares.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED MAY 28, 2019
PRELIMINARY PROSPECTUS
                                        Common Shares

Nordic American Offshore Ltd.
Common Shares

We are offering                    of our common shares in this offering. On May 24, 2019, the last reported sale price per share of our common shares on the New York Stock Exchange was $4.48.
Our common shares are listed on the New York Stock Exchange under the symbol “NAO.”
We are an "emerging growth company" and we are eligible for reduced reporting requirements. See "Prospectus Summary—Implications of Being an Emerging Growth Company."
Investing in our common shares involves a high degree of risk.  See "Risk Factors" beginning on page 13 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions
Proceeds to the Company, before expenses	$	$

We have granted the underwriters the option for a period of up to 30 days to purchase up to an additional             shares to cover over-allotments at the public offering price less the underwriting discount.
The underwriters expect to deliver the common shares to purchasers on or about                    , 2019.

Clarksons Platou Securities                   BTIG
The date of this prospectus is                 , 2019

TABLE OF CONTENTS
PROSPECTUS SUMMARY	6
CORPORATE INFORMATION	9
OTHER INFORMATION	9
THE OFFERING	10
SUMMARY FINANCIAL DATA	11
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	12
RISK FACTORS	13
USE OF PROCEEDS	28
CAPITALIZATION	29
DIVIDEND POLICY	31
DILUTION	32
SELECTED FINANCIAL DATA	33
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	34
INDUSTRY AND MARKET CONDITIONS	45
BUSINESS	47
MANAGEMENT	51
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	55
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	57
DESCRIPTION OF SHARE CAPITAL	58
TAXATION	60
UNDERWRITING	65
ENFORCEMENT OF CIVIL LIABILITIES	67
LEGAL MATTERS	68
EXPERTS	68
WHERE YOU CAN FIND ADDITIONAL INFORMATION	68
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION	70

________________________________

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you.  We have not, and the underwriters have not, authorized any other person to provide you with additional, different or inconsistent information.  If anyone provides you with additional, different or inconsistent information, you should not rely on it.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission, or the SEC, is effective.  We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus unless otherwise specified herein.  Our business, financial condition, results of operations and prospects may have changed since that date.  Information contained on our website does not constitute part of this prospectus.
We have not taken any action to permit a public offering of these securities outside the United States or to permit the possession or distribution of this prospectus outside the United States.  Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of these securities and the distribution of this prospectus outside the United States.
Common shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 and the Exchange Control Act 1972, and related regulations of Bermuda which regulate the sale of securities in Bermuda. In addition, specific permission is required from the Bermuda Monetary Authority, or the BMA, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of securities of Bermuda companies, other than in cases where the BMA has granted a general permission. The BMA, in its policy dated June 1, 2005, provides that where any equity securities, including our common shares, of a Bermuda company are listed on an appointed stock exchange, general permission is given for the issue and subsequent transfer of any securities of a company from and/or to a non-resident, for as long as any equities securities of such company remain so listed. The New York Stock Exchange is an appointed stock exchange under Bermuda law. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in granting such permission, the BMA accepts no responsibility for our financial soundness or the correctness of any of the statements made or expressed in this prospectus or any prospectus supplement. Neither this prospectus nor any prospectus supplement needs to be filed with the Registrar of Companies in Bermuda in accordance with Part III of the Companies Act 1981 of Bermuda pursuant to provisions incorporated therein following the enactment of the Companies Amendment Act 2013. Such provisions state that a prospectus in respect of the offer of shares in a Bermuda company whose equities are listed on an appointed stock exchange under Bermuda law does not need to be filed in Bermuda, so long as the company in question complies with the requirements of such appointed stock exchange in relation thereto.
Notwithstanding the above general permission, the BMA has granted the Company permission, subject to the common shares of the Company being listed on an appointed stock exchange, to issue, grant, create, sell and transfer any of the Company's common shares, to and among persons who are either resident or non-resident of Bermuda for exchange control purposes. The BMA and the Registrar of Companies accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this prospectus.

PROSPECTUS SUMMARY
This summary highlights certain of the information that appears later in this prospectus.  This summary may not contain all of the information that may be important to you.  As an investor, you should carefully review the entire prospectus, including the section of this prospectus entitled "Risk Factors" and the more detailed information that appears later in this prospectus before making an investment in our common shares.  The information presented in this prospectus assumes, unless otherwise indicated, that the underwriters' option to purchase additional common shares is not exercised.
Unless otherwise indicated, references to "Nordic American Offshore," the "Company," "we," "our," "us," “NAO” or similar terms refer to the registrant, Nordic American Offshore Ltd., and its subsidiaries, except where the context otherwise requires. Unless otherwise indicated, all references to "U.S. dollars," "dollars," "U.S. $" and "$" in this prospectus are to the lawful currency of the United States of America and references to "Norwegian Kroner" and "NOK" are to the lawful currency of Norway.
On January 28, 2019, we effected a one-for-ten reverse stock split. All share and per share information throughout this prospectus has been retroactively adjusted to reflect the reverse stock split. The par value of our common shares was automatically adjusted to $0.10 per share as a result of the reverse stock split.
Our Company
Nordic American Offshore Ltd. is an offshore support vessel (OSV) company that, as of the date of this prospectus, owns 23 vessels consisting of 10 platform supply vessels, or PSVs, two anchor handling tug supply vessels, or AHTS vessels, and 11 crew boats.  The Company was formed on October 17, 2013 under the laws of the Republic of the Marshall Islands. Effective September 26, 2016, we discontinued our existence as a company organized under the laws of the Republic of the Marshall Islands and continued our existence as an exempted company organized under the laws of the Islands of Bermuda, which we refer to as the Redomiciliation. There was no change in our business, assets and liabilities, principal locations, fiscal year, directors or executive officers following the Redomiciliation, and our financial statements are presented on an un-interrupted basis. On November 10, 2016, our shareholders approved the adoption of the new bye-laws, or the Bye-laws, at our annual general meeting of shareholders. As a result of the Redomiciliation, the rights of holders of our common shares are now governed by our Bermuda Memorandum of Continuance, the Bye-laws and the Companies Act 1981 of Bermuda, or the Companies Act.  We own our vessels through separate wholly-owned subsidiaries that are incorporated in the Republic of the Marshall Islands. As of the date of this prospectus, all of our PSVs are operating in the North Sea and our AHTS vessels and crew boats are operating in West Africa.
On December 12, 2018, we entered into a share purchase agreement with Scorpio Offshore Investments Inc., or SOI, (a related party affiliate) pursuant to which SOI invested $5.0 million in a private placement of our common shares at a price of $4.20 per share, which we refer to as the Private Placement.  As part of the Private Placement, Mr. Emanuele Lauro was appointed Chairman and Chief Executive Officer of the Company. In addition, Mr. Robert Bugbee was appointed to the Company’s Board of Directors and to the office of President, Mr. Cameron Mackey was appointed Chief Operating Officer, and Mr. Filippo Lauro was appointed Vice President. Concurrent with the Private Placement Mr. Herbjørn Hansson resigned from the Board of Directors.  SOI is a closely held company owned and controlled by certain members of the Lolli-Ghetti family, of which our Chairman and Chief Executive Officer, Emanuele Lauro, and our Vice President, Mr. Filippo Lauro, are members.
In March 2019, we entered into a common stock purchase agreement, which we refer to as the Equity Line of Credit. with SOI (a related party affiliate) and Mackenzie Financial Corporation.  The Equity Line of Credit provides for $20.0 million to be available to us on demand in exchange for our common shares priced at 0.94 multiplied by the then-prevailing 30-day trailing VWAP.  In April 2019, we issued 3,240,418 common shares under the Equity Line of Credit for approximately $2.78 per share and net proceeds to us of $9.0 million.
In April 2019, we acquired 13 vessels, consisting of two AHTS vessels and 11 crew boats, from Scorpio Offshore Holding Inc., a related party affiliate that is also a closely held company owned and controlled by certain members of the Lolli-Ghetti family, of which our Chairman and Chief Executive Officer, Emanuele Lauro, and our Vice President, Mr. Filippo Lauro, are members, in exchange for 8,126,219 common shares of the Company at approximately $2.78 per share for an aggregate consideration of $22.6 million.  As part of this acquisition, we assumed the aggregate outstanding indebtedness of $9.0 million relating to the two AHTS vessels.

Our principal executive offices are located at LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda. Our telephone number is +377-9798-5715. Our website is www.nao.bm. The information contained in or connected to our website is not part of this prospectus.
Our Fleet
The following table summarizes key information about our operating fleet and employment status as of the date of this prospectus:
Vessel name	Vessel Type	Year Built	Employment	Begin Period	End Period	Daily Base Rate
NAO Fighter	PSV	2012	Spot
NAO Prosper	PSV	2012	Time Charter	Mar-19	Jul-19	$9,843	(1)
NAO Power	PSV	2013	Time Charter	Dec-18	Dec-19	$9,525	(1)
NAO Thunder	PSV	2013	Time Charter	May-19	May-20	$10,541	(1)
NAO Guardian	PSV	2013	Time Charter	Mar-19	Jul-19	$9,843	(1)
NAO Protector	PSV	2013	Spot
NAO Viking	PSV	2014	Time Charter	Dec-18	Dec-20	$10,477	(1)
NAO Storm	PSV	2014	Spot
NAO Galaxy	PSV	2016	Time Charter	Apr-19	Jan-20	$10,097	(1)
NAO Horizon	PSV	2016	Time Charter	Mar-19	May-19	$10,541	(1)
SOI Brilliance	AHTS	2009	Time Charter	Jan-16	Dec-19	$9,000
SOI Baron	AHTS	2009	Spot
Petrocraft 1605-1	Crew Boat	2012	Spot
Petrocraft 1605-2	Crew Boat	2012	Time Charter	Jan-19	Jul-19	$2,230
Petrocraft 1605-3	Crew Boat	2012	Time Charter	Jan-19	Jul-19	$2,230
Petrocraft 1605-5	Crew Boat	2012	Spot
Petrocraft 1605-6	Crew Boat	2012	Spot
Petrocraft 2005-1	Crew Boat	2015	Spot
Petrocraft 2005-2	Crew Boat	2015	Spot
Petrocraft 1905-1	Crew Boat	2019	Time Charter	Mar-19	Mar-20	$2,400
Petrocraft 1905-2	Crew Boat	2019	Time Charter	Mar-19	Mar-20	$2,400
Petrocraft 1905-3	Crew Boat	2019	Time Charter	Mar-19	Mar-20	$2,400
Petrocraft 1905-4	Crew Boat	2019	Time Charter	Mar-19	Mar-20	$2,400

(1)	Time charter contract is denominated in GBP. The rate set forth has been converted using a GBP/USD exchange rate of approximately 1.27.
Employment of Our Fleet
As of the date of this prospectus, all of our PSVs are operating in the North Sea and our AHTS vessels and crew boats are operating in West Africa.
Our vessels are employed either in the spot market or on time charters. A spot market charter is typically a short-term contract for specific use.  Under spot market charters, we pay certain expenses, such as harbor costs, fuel costs, and other off-hire related costs. Spot market charter rates are volatile and fluctuate based upon the supply and demand for OSVs such as ours. Time charters give us a fixed and stable cash flow for a known period of time. Time charters also mitigate in part the volatility and seasonality of the spot market business. We opportunistically employ vessels under time charter contracts.

Management of our Vessels

The ship management firms Remøy Shipping AS, or Remøy, and V.Ships Offshore Limited, or V.Ships provide technical management for six and four of the Company's PSVs, respectively.  Scorpio Commercial Management S.A.M., or SCM, and Scorpio Ship Management S.A.M., or SSM, provide the commercial and technical management, respectively, for the Company’s two AHTS vessels and 11 crew boats. Please see “Item 7. Major Shareholders and Related Party Transactions⸻B. Related Party Transactions” in our Annual Report on Form 20-F for the year ended December 31, 2018, which is incorporated by reference herein, for additional information on our management agreements with SCM and SSM.
Risk Factors
We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategies.  These risks relate to, among others, changes in the international shipping and offshore oil and gas exploration industry, including supply and demand, charter hire rates, a downturn in the global economy, hazards inherent in our industry and operations resulting in liability for damage to or destruction of property and equipment, pollution or environmental damage, inability to comply with covenants in our current credit facilities and credit facilities we may enter into in the future, inability to finance capital projects, and inability to successfully employ our OSVs.
You should carefully consider these risks, the risks described in "Risk Factors" and the other information in this prospectus before deciding whether to invest in our common shares.
Implications of Being an Emerging Growth Company
We had less than $1.0 billion in revenue during our last fiscal year, which means that we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or JOBS Act.  An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies.  These provisions include:
•	exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal controls over financial reporting;
•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and
•
exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until we no longer qualify as an emerging growth company on December 31, 2019, which is the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. On this date, the exemptions described above will no longer be available to us.  Additionally, we will cease to be an emerging growth company if, among other things, we have more than $1.0 billion in "total annual gross revenues" during the most recently completed fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We have chosen to "opt out" of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

CORPORATE INFORMATION
We were incorporated in the Republic of the Marshall Islands on October 17, 2013. Effective September 26, 2016, we discontinued out existence as a company organized under the laws of the Republic of the Marshall Islands and continued our existence as an exempted company organized under the laws of the Islands of Bermuda, which we refer to as the Redomiciliation. Our principal executive offices are located at LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda. Our telephone number at that address is +377-9798-5715. Our website is www.nao.bm. The information contained in or connected to our website is not part of this prospectus.
OTHER INFORMATION
Because we are incorporated under the laws of the Islands of Bermuda, you may encounter difficulty protecting your interests as shareholders, and your ability to protect your rights through the U.S. federal court system may be limited.  Please refer to the sections entitled "Risk Factors" and "Enforcement of Civil Liabilities" for more information.

THE OFFERING
Common shares offered Over-allotment	common shares. We have granted the underwriters a 30-day option to purchase up to an additional of our common shares to cover over-allotments, if any.
Common shares outstanding immediately after the offering(1)	common shares. common shares, if the underwriters exercise their over-allotment option in full.
Use of proceeds
We estimate that we will receive net proceeds of approximately $                million from this offering assuming the underwriters' over-allotment option is not exercised, and approximately $          million if the underwriters' over-allotment option is exercised in full, in each case after deducting underwriting discounts and commissions and estimated expenses payable by us.  These estimates are based on an assumed public offering price of $           per share.

We intend to use all of the net proceeds of this offering of our common shares to strengthen our balance sheet and for general corporate purposes.

Please read "Use of Proceeds."

Listing	Our common shares are currently listed on the New York Stock Exchange under the symbol “NAO.”
Transfer agent	Computershare Trust Company, N.A.
Risk factors
Investment in our common shares involves a high degree of risk.  You should carefully read and consider the information set forth under the heading "Risk Factors" and all other information set forth in this prospectus before investing in our common shares.

(1)	The number of common shares outstanding immediately after the offering is based on 18,740,671 common shares outstanding as of May 26, 2019.

SUMMARY FINANCIAL DATA
The following table sets forth summary historical financial information as of the dates and for the periods presented. Our summary Consolidated Statements of Operations and Comprehensive Income (Loss) data for the years ended December 31, 2018, 2017 and 2016 and the summary Consolidated Balance Sheet data as of December 31, 2018 and 2017 have been derived from our audited financial statements included in our annual report on Form 20-F for the year ended December 31, 2018, filed with the Commission on May 15, 2019, incorporated by reference herein. Our summary Consolidated Statements of Operations and Comprehensive Income (Loss) data for the years ended December 31, 2015 and 2014, and the summary Consolidated Balance Sheet data for the years ended December 31, 2016, 2015 and 2014 have been derived from our audited financial statements not included in this prospectus.
The summary financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes thereto, incorporated by reference herein, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included herein. The summary historical financial information provided below does not purport to indicate results of operations as of any future date or for any future period.
CONSOLIDATED FINANCIAL DATA All figures in thousands of USD except share data
	Year ended December 31,
Summary Consolidated Statements of Operations and Comprehensive Income (Loss) Data:	2018	2017	2016	2015	2014
Charter Revenues	20,654	17,895	17,697	36,372	52,789
Charter Costs	(2,215)	(1,815)	(1,448)	(1,523)	(1,281)
Vessel Operating Costs	(25,173)	(20,454)	(24,137)	(24,580)	(23,038)
General and Administrative Costs	(4,757)	(4,222)	(4,503)	(4,261)	(5,815)
Depreciation Costs	(17,298)	(17,472)	(16,152)	(14,379)	(11,393)
Impairment Loss on Vessels	(160,080)	-	-	-	-
Net Operating (Loss) Income	(188,869)	(26,068)	(28,543)	(8,372)	11,262

Interest Income	207	298	10	34	258
Interest Costs	(8,031)	(4,880)	(3,467)	(1,807)	(1,044)
Other Financial (Costs) Income	(601)	327	(151)	(699)	(2,333)
Total Other (Costs) Income	(8,425)	(4,255)	(3,608)	(2,472)	(3,119)
Income Tax Benefit (Expense)	-	997	-	-	(1,212)
Net (Loss) Income	(197,294)	(29,326)	(32,151)	(10,844)	6,931

Basic (Loss) Earnings per Share	(31.50)	(5.33)	(15.35)	(4.67)	3.41
Diluted (Loss) Earnings per Share	(31.50)	(5.33)	(15.35)	(4.67)	3.41
Cash Dividends Declared per Share	0.21	0.8	2.8	9.4	13.5
Basic Weighted Average Shares Outstanding	6,263,094	5,499,561	2,093,926	2,320,314	2,031,453
Diluted Weighted Average Shares Outstanding	6,263,094	5,499,561	2,093,926	2,320,314	2,031,453
Market Price per Common Share as of December 31,	4.20	11.99	27.50	52.60	124.90

Other Financial Data:
Net Cash (Used in) Provided by Operating Activities	(21,807)	(14,032)	(16,262)	5,987	17,183
Dividends Paid	(1,860)	(4,933)	(5,997)	(21,922)	(31,221)

Summary Balance Sheet Data (at period end):
Cash and Cash Equivalents	8,466	31,506	2,953	5,339	46,398
Total Assets	191,074	387,711	374,854	336,200	322,421
Total Long-Term Debt(1)	132,457	136,552	136,193	45,833	-
Common Stock	764	647	234	234	234
Total Shareholders' Equity	54,065	248,273	234,196	280,857	319,230

(1)
The balances shown are net of unamortized deferred financing fees.  The principal balance (excluding unamortized deferred financing fees) of long term debt consists of $132,900, $137,000, $137,000 and $47,000 as of December 31, 2018, 2017, 2016 and 2015, respectively. As of December 31, 2014, we had no long-term debt (all numbers in thousands of U.S. dollars).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the offshore support vessel (OSV) market, changes in charter hire rates and vessel values, demand in offshore support vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the Commission.
See the section entitled "Risk Factors," beginning on page 13 of this prospectus for a more complete discussion of these risks and uncertainties and for other risks and uncertainties.  These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements.  Other unknown or unpredictable factors also could harm our results.  Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us.  Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

RISK FACTORS
An investment in our common shares involves a high degree of risk.  Before making an investment in our common shares, you should carefully consider the risks described below, as well as the information included, or incorporated by reference, in this prospectus. Some of the following risks relate principally to the industry in which we operate. Other risks relate principally to ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends or the trading price of our common shares. For information about the filings incorporated by reference in this prospectus, see the section “Where You Can Find Additional Information.”
Industry Specific Risk Factors
We rely on the oil and natural gas industry, and volatile oil and natural gas activity impacts demand for our services.
Our vessels are all focused on, and used primarily in, the oil and gas business, including in the installation, maintenance and movement of oil and gas platforms. Demand for our services, as well as our operations, growth, and stability in the value of our vessels, depend on activity in offshore oil and natural gas exploration, development and production. The level of exploration, development and production activity is affected by factors such as:
•	prevailing oil and natural gas prices;
•	the ability or willingness of the Organization of Petroleum Exporting Countries, or OPEC, to control oil production levels and pricing, as well as the level of production by non-OPEC countries;
•	expectations about future prices and price volatility;
•	cost of exploring for, producing and delivering oil and natural gas;
•	sale and expiration dates of available offshore leases;
•	demand for petroleum products;
•	current availability of oil and natural gas resources;
•	rate of discovery of new oil and natural gas reserves in offshore areas;
•	local and international political, environmental and economic conditions;
•	technological advances; and
•	the ability of oil and natural gas companies to obtain leases, permits or obtain funds for capital.
The level of offshore exploration, development and production activity has historically been characterized by volatility. The oil and gas drilling industry is cyclical, and the industry is in a down cycle.  Between March 2014 and March 2019 the price of Brent crude fell from over $100 per barrel to approximately $60 per barrel, reaching a low point in January 2016 of less than $30 per barrel. In response to the decrease in prices of oil and gas, expenditures for offshore drilling decreased. The decline in exploration and development of offshore areas has resulted in a decline in demand for our offshore marine services. The lack of investment in offshore oil and gas exploration, development and production resulted in reductions in our day rates and utilization rates, and has had a material effect on our financial condition and results of operations. A prolonged period of depressed or volatile oil and gas prices could cause difficulties in finding charter parties for our vessels or achieving consistent utilization, or we may be compelled to charter out our vessels at lower rates, which may result in decreased revenues and/or profitability and result in losses due to idle vessels.

Risks involved with operating ocean-going vessels could affect our business and reputation, which could have a material adverse effect on our results of operations and financial condition.
The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:
•	a marine disaster;
•	terrorism;
•	environmental accidents;
•	cargo and property losses or damage; and
•	business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.
Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable vessel operator.
An increase in the supply of OSVs would likely have a negative effect on charter rates for our vessels, which could reduce our earnings.
Charter rates for OSVs, such as platform supply vessels, or PSVs, anchor handling tug supply vessels, or AHTS vessels, and crew boats depend in part on the supply of vessels. Excess vessel capacity in the industry or a particular offshore market may result from:
•	constructing new vessels;
•	moving vessels from one offshore market area to another; or
•	converting vessels formerly dedicated to services other than offshore marine services.
In the last 10 years, construction of vessels of the type we operate has increased. The addition of new capacity of various types to the worldwide offshore marine fleet is likely to increase competition in those markets where we presently operate which, in turn, could reduce day rates, utilization rates and operating margins, which would affect our financial condition and results of operations, cash flows and ability to pay dividends.
We are dependent, and expect to continue to be dependent, on spot charters and any decrease in spot charter rates may adversely affect our earnings and our ability to pay dividends.
As of the date of this prospectus, we employed nine of our vessels in the spot market, exposing us to fluctuations in spot market charter rates.  The spot charter market may fluctuate significantly based upon the supply and demand for OSVs such as ours. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters. The spot market is very volatile, and there have been periods when spot charter rates have declined below the operating cost of vessels. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future.
Our business has inherent operational risks, which may not be adequately covered by insurance.
In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred.  We procure insurance for the vessels in our fleet against those risks that we believe the shipping industry commonly insures against.  This insurance includes marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks and crew liability insurance, and war risk insurance.  Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per such occurrence.

We may not be adequately insured against all risks.  We may not be able to obtain adequate insurance coverage for our fleet in the future, and we may not be able to obtain certain insurance coverages.  The insurers may not pay particular claims.  Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue.
We cannot assure you that we will be adequately insured against all risks or that we will be able to obtain adequate insurance coverage at reasonable rates for our vessels in the future.  For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution.  Additionally, our insurers may refuse to pay particular claims.  Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition.
Our operating results are subject to seasonal fluctuations, which could affect our operating results.
The operation of our fleet may be subject to seasonal factors dependent upon which region of the world we are operating our vessels.  Our vessels currently operate in the North Sea and West Africa, however, if the terms and conditions for operations in other regions are more favorable, we may employ our vessels in other markets.
Operations in the North Sea are generally at their highest levels during the months from April through August and at their lowest levels from December through February primarily due to lower construction activity and harsh weather conditions affecting the movement and servicing of drilling rigs. Our operations in West Africa are generally not subject to seasonality fluctuations.
Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability.
The United Nations International Maritime Organization, or the IMO, has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017.
All 10 of our PSVs currently comply with the updated guidelines and our two AHTS vessels will be required to comply with the updated guidelines upon their first special survey occurring after September 8, 2019. The costs of compliance, and bringing the non-compliant vessels into compliance, may be substantial and may adversely affect our revenues and profitability.
If economic conditions throughout the world deteriorate or become more volatile, it could impede our operations.
Our ability to secure funding is dependent on well-functioning capital markets and on an appetite to provide funding to the shipping industry. At present, capital markets are well-functioning and funding is available for the shipping industry. However, if global economic conditions worsen or lenders for any reason decide not to provide debt financing to us, we may not be able to secure additional financing to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due, or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
The world economy faces a number of challenges, trade wars that cause markets to plunge, the effects of volatile oil prices, continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa and other geographic areas and countries. If one or more of the major national or regional economies should weaken, there is a substantial risk that such a downturn will impact the world economy. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas.
In Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which would like their countries to leave the Euro. The exit of the United Kingdom from the European Union and potential new trade policies in the United States further increase the risk of additional trade protectionism.
In China, a transformation of the Chinese economy is underway, as China transforms from a production-driven economy towards a service or consumer-driven economy. The Chinese economic transition implies that we do not expect the Chinese economy to return to double digit GDP growth rates in the near term. According to the International Monetary Fund, the growth rate of China's GDP is expected to decrease to 6.2% for the year ending December 31, 2019. Furthermore, there is a rising threat of a Chinese financial crisis resulting from substantial personal and corporate indebtedness.

While the recent developments in Europe and China have not had a significant immediate impact on our charter rates, an extended period of deterioration in the world economy could reduce the overall demand for our services. Such changes could adversely affect our future performance, results of operations, cash flows and financial position.
Credit markets in the United States and Europe have in the past experienced significant contraction, de-leveraging and reduced liquidity, and there is a risk that U.S. federal and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, volatile.
We face risks attendant to changes in economic environments, changes in interest rates and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations and financial condition and may cause the price of our common shares to decline.
Prospective investors should consider the potential impact, uncertainty and risk associated with the development in the wider global economy. Further economic downturn in any of these countries could have a material effect on our future performance, results of operations, cash flows and financial position.
The state of global financial markets and economic conditions may adversely impact our ability to obtain financing on acceptable terms, or at all, which may hinder or prevent us from expanding our business.
Global financial markets and economic conditions have been, and continue to be, volatile. In recent years, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. Since 2008, there has been a general decline in the willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.
As a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets may increase as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, additional financing may not be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to expand or meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
The United Kingdom’s decision to leave the European Union following a referendum in June 2016, or Brexit, contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets. We believe that these effects of Brexit will not materially affect our business, results of operations and financial condition.
Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated that the United States may seek to implement more protective trade measures. President Trump was elected on a platform promoting trade protectionism. The results of the presidential election have thus created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, on January 23, 2017, President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. In March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally. Most recently, in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition.

Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms, or at all.
We are subject to laws and regulations, which can adversely affect our business, results of operations, cash flows and financial condition, and our ability to pay dividends.
Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels.  These regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Air Act, the U.S. Clean Water Act and the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and treaties and conventions of the IMO, including the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, the International Convention for the Safety of Life at Sea of 1974, or the SOLAS Convention, and the International Convention on Load Lines of 1966. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lives of our vessels. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition.  A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.
Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault.  Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the U.S. Furthermore, the 2010 explosion of the Deepwater Horizon well and the subsequent release of oil into the Gulf of Mexico, or other similar events, may result in further regulation of the shipping and offshore industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.  An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages.
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries and the IMO have adopted regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Paris Agreement (discussed below), or the Kyoto Protocol to the United Nations Framework Convention on Climate Change, that required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on shipping emissions.
We are subject to international safety standards and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of our vessels is affected by the requirements set forth in the International Safety Management Code, or the ISM Code, promulgated by the IMO under the SOLAS Convention.  The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation of vessels and describing procedures for dealing with emergencies.  In addition, vessel classification societies impose significant safety and other requirements on our vessels.
If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
Our technical managers employ masters, officers and crews to man our vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

World events could affect our results of operations and financial condition.
Continuing conflicts in the Middle East and North Africa, and the presence of the United States and other armed forces in several countries, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain financing on terms acceptable to us or at all.
We are subject to war, sabotage, piracy, cyber-attacks and terrorism risk.
War, sabotage, pirate, cyber and terrorist attacks or any similar risk may affect our operations in unpredictable ways, including changes in the insurance markets, disruptions of fuel supplies and markets, particularly oil, and the possibility that infrastructure facilities, including pipelines, production facilities, refineries, electric generation, transmission and distribution facilities, offshore rigs and vessels, and communications infrastructures, could be direct targets of, or indirect casualties of, a cyber-attack or an act of piracy or terror.  War or risk of war may also have an adverse effect on the economy.  Insurance coverage can be difficult to obtain in areas of pirate and terrorist attacks resulting in increased costs that could continue to increase.  We continually evaluate the need to maintain this insurance coverage as it applies to our fleet.  Instability in the financial markets as a result of war, sabotage, piracy, cyber-attacks or terrorism could also affect our ability to raise capital and could also adversely affect the oil, natural gas and power industries and restrict their future growth.
Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.
A government could requisition one or more of our vessels for title or for hire.  Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates.  Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances.  Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain.  Government requisition of one or more of our vessels may negatively impact our revenues.
Company Specific Risk Factors
Our ability to continue as a going concern is contingent upon our ability to raise an additional $15.0 million of currently uncommitted equity.
We have agreed with the lenders under our Initial Credit Facility (defined below) to extend waivers of our compliance with certain financial covenants until January 31, 2020.  We also received a commitment from the lenders under our Initial Credit Facility, upon the satisfaction of certain conditions precedent, to a new $132.9 million term loan facility with a maturity of December 6, 2023 (which is further described in Note 12 to our annual financial statements) to refinance the Initial Credit Facility, which had an outstanding balance of $132.9 million as of December 31, 2018. Among these conditions precedent is the requirement to raise an additional $15.0 million of equity, which is uncommitted as of the date of this prospectus. If we are unsuccessful in raising this additional equity, then we may have to ask our lenders under the Initial Credit Facility for further waivers by the expiration of the waiver period of January 31, 2020.
Additionally, under the terms of the DVB Supplemental Agreement (defined below) which amended the DVB Credit Facility (defined below) to facilitate the sale of the two AHTS vessels from Scorpio Offshore Holding Inc., or SOHI, a related party affiliate that is a closely held company owned and controlled by certain members of the Lolli-Ghetti family, to the Company, the lender has the right, but not the obligation, to unwind the sales of the two AHTS vessels if the additional $15.0 million of equity is not raised by October 31, 2019.  Under this scenario, the shares in the vessel-owning subsidiaries for these two vessels would be exchanged for the shares of the Company that were previously issued as consideration for the transaction on the date of the unwinding.
Management's plans include raising additional equity through the capital markets in order to meet this condition.  These plans have not been finalized as of the date of this prospectus and the satisfaction of this condition is not considered probable under the applicable accounting standards. If we are unsuccessful in raising this additional equity, then we may have to ask our lenders under the Initial Credit Facility for further waivers prior to the expiration of the waiver period of January 31, 2020. As such contingency plans to negotiate and obtain further waivers have not commenced, such actions also are not considered probable under the accounting standards. Accordingly, under the applicable accounting standards, neither the raising of $15.0 million of additional equity, nor management's contingency plans to negotiate and obtain further waivers beyond January 31, 2020, are considered probable and as a result, substantial doubt is deemed to exist about the Company's ability to continue as a going concern.  On this basis, we have disclosed in Note 5 of our financial statements on Form 20-F for the year ended December 31, 2018 (which were filed on May 15, 2019 and are incorporated by reference herein) that substantial doubt is deemed to exist about the Company's ability to continue as a going concern and the report of our independent auditors, dated May 15, 2019, on our financial statements for the year ended December 31, 2018 includes an explanatory paragraph referencing such disclosures.

The expression of such doubt or our inability to overcome the factors leading to such doubt could have a material adverse effect on our stock price, our business relationships and ability to raise capital and therefore could have a material adverse effect on our business and financial prospects.
We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties, such as our vessel charterers, to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
We have entered into, and may enter into in the future, various contracts, including charter agreements, shipbuilding contracts and credit facilities.  Such agreements subject us to counterparty risks.  The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, prevailing charter rates, and various expenses.  For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. As a result, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a charterer fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our credit facilities.
We may not be able to renew or replace expiring charters for our vessels.
We have a number of charters that will expire in 2019. Our ability to renew or replace expiring charters or obtain new charters, and the terms of any such charters, will depend on various factors, including market conditions and the specific needs of our customers. Given the highly competitive and historically cyclical nature of our industry, we may not be able to renew or replace the charters or we may be required to renew or replace expiring charters or obtain new charters at rates that are below, and potentially substantially below, existing day rates, or that have terms that are less favorable to us than our existing charters, or we may be unable to secure charters for these vessels. This could have a material adverse effect on our financial condition, results of operations and cash flows.
We may acquire additional secondhand vessels in the future, which exposes us to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with our vessels could adversely affect our ability to obtain profitable charters.
We have acquired and may continue to acquire secondhand vessels. While we are entitled to inspect the secondhand vessels which we may acquire, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for, operated and maintained exclusively by us.  Generally, purchasers of secondhand vessels do not receive the benefit of warranties from the builders for the secondhand vessels that they acquire.
In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.
Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage.  As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings, or could cause us to incur impairment charges
The fair market value of vessels may increase and decrease depending on but not limited to the following factors:
•	general economic and market conditions affecting the shipping industry;
•	competition from other shipping companies;
•	types and sizes of vessels;
•	the availability of other modes of transportation;
•	the cost of newbuildings;
•	shipyard capacity;
•	governmental or other regulations;
•	age of vessels;
•	prevailing level of charter rates; and
•	technological advances in vessel design or equipment or otherwise.
During the period a vessel is subject to a time charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterers' agreement. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and a reduction of our shareholders' equity. We recorded an impairment charge of $160.1 million in the year ended December 31, 2018, in relation to our vessels. It is possible that the market value of our vessels will continue to decline in the future and could adversely affect our ability to comply with current or future financial covenants contained in our loan agreements or other financing arrangements. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition, operating results or the trading price of our common shares.
Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.
As the markets recover, we change our marketing strategies or for other reasons, we may be required to incur higher than expected costs to return previously stacked vessels to active service.
Stacked vessels are not maintained with the same diligence as our marketed fleet. Depending on the length of time the vessels are stacked, we may incur costs beyond normal drydock costs to return these vessels to active service. These costs are difficult to estimate and may be substantial.
We derive a significant portion of revenues from a relatively small number of larger customers, the loss of any of which could adversely affect our business and operating results.
The portion of our revenues attributable to any single customer may change over time, depending on the level of relevant activity by any such customer, our ability to meet the customer's needs and other factors, many of which are beyond our control. In addition, our results of operations, financial condition and cash flows could be materially adversely affected if one or more of these customers decide to interrupt or curtail their activities, terminate their contracts with us, fail to renew existing contracts, and/or refuse to award new contracts, and we were unable to contract our vessels with new customers at comparable day rates.

The relationship of some of our shareholders and our directors and officers with the Scorpio group of companies may create conflicts of interest.
Two of our largest shareholders, SOI and SOHI (related party affiliates of ours) are entities affiliated with the Scorpio group of companies, or Scorpio, including Scorpio Bulkers Inc. (NYSE: SALT) and Scorpio Tankers Inc. (NYSE: STNG). In aggregate, SOI and SOHI own 58.6% of the Company’s common shares and therefore have the ability to control many decisions put to a vote of the shareholders. The interests of SOI and SOHI may differ from your interests and the interests of other shareholders. Additionally, many of our directors and officers, including Messrs. Emanuele Lauro (our Chairman and Chief Executive Officer), Robert Bugbee (our President and a director), Cameron Mackey (our Chief Operating Officer) and Filippo Lauro (our Vice President), serve as directors or executive officers of other Scorpio entities as well. These relationships may create conflicts of interest in matters involving or affecting us and such conflicts may not be resolved in our favor.
Certain of our officers do not devote all of their time to our business, which may hinder our ability to operate successfully.
Certain of our officers participate in business activities not associated with us, and as a result, they may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of both us as well as the shareholders of other companies with which they may be affiliated, including companies within Scorpio. We expect that each of our executive officers will continue to devote a substantial portion of their business time to the management of the Company. However, their positions across multiple companies may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Volatility with LIBOR and potential changes to it as a benchmark could affect our profitability, earnings and cash flow.
The London Interbank Offered Rate, or LIBOR, is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations.  LIBOR has been volatile in the past, with the spread between LIBOR and the prime lending rate widening significantly at times. Because the interest rates borne by a majority of our outstanding indebtedness fluctuates with changes in LIBOR, significant changes in LIBOR would have a material effect on the amount of interest payable on our debt, which in turn, could have an adverse effect on our financial condition.
Furthermore, interest in most financing agreements in our industry has been based on published LIBOR rates. Recently, however, there is uncertainty relating to the LIBOR calculation process, which may result in the phasing out of LIBOR in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.  In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, or the Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: The Secured Overnight Financing Rate, or SOFR. The impact of such a transition away from LIBOR would be significant for us because of our substantial indebtedness.
Because we obtain some of our insurance through protection and indemnity associations, we may be required to make additional premium payments.
We may be subject to increased premium payments, or calls, in amounts based on our claim records, as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability.
A decision of our Board of Directors and the laws of Bermuda may prevent the declaration and payment of dividends.
Our ability to declare and pay dividends is subject at all times to the discretion of our Board of Directors, and compliance with Bermuda law, and may be dependent, among other things, on our having sufficient available distributable reserves. For more information, please see “Dividend Policy.” We may not continue to pay dividends at rates previously paid or at all.

As a limited liability company incorporated under Bermuda law with subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements.
On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union, or the COCG, the Council of the European Union approved and published Council conclusions containing a list of non-cooperative jurisdictions for tax purposes, or the Conclusions. Although not considered “non-cooperative jurisdictions,” certain countries, including Bermuda, were listed as having “tax regimes that facilitate offshore structures which attract profits without real economic activity.” In connection with the Conclusions, and to avoid being placed on the list of “non-cooperative jurisdictions,” the government of Bermuda, among others, committed to addressing COCG proposals relating to economic substance for entities doing business in or through their respective jurisdictions and to pass legislation to implement any appropriate changes by the end of 2018.
The Economic Substance Act 2018 and the Economic Substance Regulations 2018 of Bermuda (the “Economic Substance Act” and the “Economic Substance Regulations”, respectively) became operative on 31 December 2018.
The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. A relevant activity for the purposes of the Economic Substance Act is banking business, insurance business, fund management business, financing business, leasing business, headquarters business, shipping business, distribution and service centre business, intellectual property holding business and conducting business as a holding entity, which may include a pure equity holding entity.
The Economic Substance Act provides that a registered entity that carries on a relevant activity complies with economic substance requirements if (a) it is directed and managed in Bermuda, (b) its core income-generating activities (as may be prescribed) are undertaken in Bermuda with respect to the relevant activity, (c) it maintains adequate physical presence in Bermuda, (d) it has adequate full time employees in Bermuda with suitable qualifications and (e) it incurs adequate operating expenditure in Bermuda in relation to the relevant activity.
A registered entity that carries on a relevant activity is obliged under the Economic Substance Act to file a declaration in the prescribed form, or the Declaration, with the Registrar of Companies, or the Registrar, on an annual basis.
The Economic Substance Regulations provide that minimum economic substance requirements shall apply in relation to an entity if the entity is a pure equity holding entity which only holds or manages equity participations, and earns passive income from dividends, distributions, capital gains and other incidental income only. The minimum economic substance requirements include a) compliance with applicable corporate governance requirements set forth in the Bermuda Companies Act 1981 including keeping records of account, books and papers and financial statements and b) submission of an annual economic substance declaration form. Additionally, the Economic Substance Regulations provide that a pure equity holding entity complies with economic substance requirements where it also has adequate employees for holding and managing equity participations, and adequate premises in Bermuda.
Certain of our subsidiaries may from time to time be organized other jurisdictions identified by the COCG based on global standards set by the Organization for Economic Co-operation and Development with the objective of preventing low-tax jurisdictions from attracting profits from certain activities. These jurisdictions may have also enacted economic substance laws and regulations which we may be obligated to comply with. If we fail to comply with our obligations under the Economic Substance Act or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials in related jurisdictions and may be struck from the register of companies in Bermuda or such other jurisdiction. Any of these actions could have a material adverse effect on our business, financial condition and results of operations.
If the United States Internal Revenue Service were to treat us as a "passive foreign investment company," that could have adverse tax consequences for United States shareholders.
A foreign corporation is treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes, if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of passive income. For purposes of these tests, cash is treated as an asset that produces passive income, and passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Income derived from the performance of services does not constitute passive income. United States shareholders of a PFIC may be subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute assets that produce, or are held for the production of, "passive income."
There is, however, no direct legal authority under the PFIC rules addressing our method of operation. We believe there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and spot charters as services income rather than rental income for other tax purposes.  However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.
If the IRS or a court of law were to find that we are a PFIC for any taxable year, our United States shareholders who owned their shares during such year would face adverse United States federal income tax consequences and certain information reporting obligations. Under the PFIC rules, unless those United States shareholders made or make an election available under the Code (which election could itself have adverse consequences for such United States shareholders), such United States shareholders would be subject to United States federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions (i.e., distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the United States shareholder's holding period for our common shares) and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the United States shareholder's holding period of our common shares. In addition, non-corporate United States shareholders would not be eligible to treat dividends paid by us as "qualified dividend income" if we are a PFIC in the taxable year in which such dividends are paid or in the immediately preceding taxable year.
Risks Related to our Indebtedness
Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.
Borrowing under credit facilities requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future.  Amounts borrowed under our Initial Credit Facility and DVB Credit Facility (each of which are defined below), and our future credit facilities may, bear interest at variable rates.  Increases in prevailing interest rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease.  We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the offshore support vessel industry.  If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:
•	seeking to raise additional capital;
•	refinancing or restructuring our debt;
•	selling our vessels; or
•	reducing or delaying capital investments.
However, these alternative financing options, if necessary, may not be sufficient to allow us to meet our debt obligations.

Our Initial Credit Facility and DVB Credit Facility contain, and other debt agreements we may enter into in the future may contain, covenants which limit the amount of the facility available or that we may use for other corporate activities, which could negatively affect our growth and cause our financial performance to suffer.
Our Initial Credit Facility and DVB Credit Facility (each of which are defined below) impose, and debt agreements we may enter into in the future may impose, operating and financial restrictions on us.  These restrictions could limit our ability, or the ability of our subsidiaries that are party thereto to:
•	pay dividends and make capital expenditures if we do not repay amounts due under our debt agreements or if there is another default under our debt agreements;
•	incur additional indebtedness, including the issuance of guarantees;
•	create liens on our assets;
•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to certain vessels;
•	sell our vessels;
•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or
•	enter into a new line of business.
Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions.  Our lenders' interests may be different from ours and we may not be able to obtain our lenders' permission when needed.  This may limit our ability to pay dividends if we determine to do so in the future, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.
Such operating and financial restrictions include, or may in the future include, a requirement on us to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in our fleet.
Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. Should our charter rates or vessel values materially decline in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so.  A breach of any of the covenants in, or our inability to maintain the required financial ratios under our debt agreements would prevent us from borrowing additional money under debt agreements and could result in a default under the agreements governing our indebtedness, such as our Initial Credit Facility, our DVB Credit Facility, or future debt agreements into which we may enter.  If a default occurs under our Initial Credit Facility, our DVB Credit Facility, or any debt agreement which we may enter into in the future, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets.
As of December 31, 2016, we were not in compliance with the minimum value adjusted equity, the minimum value adjusted equity ratio and the minimum liquidity covenants in our Initial Credit Facility. The minimum value adjusted equity covenant requires us to maintain value adjusted equity of a minimum of $150.0 million. The minimum value adjusted equity ratio requires us to have value adjusted equity to value adjusted total assets of at least 45%. The minimum liquidity covenant requires us to have a minimum liquidity of the higher of $10.0 million or 6% of our total debt.  We obtained waivers from our lenders under the Initial Credit Facility lowering (i) the minimum value of equity and (ii) the minimum value adjusted equity ratio covenant requirements to levels at which we were in compliance, and suspending (iii) the minimum level of liquidity covenant. These waivers were effective until April 30, 2018. Under the waivers we were unable to draw further on the Initial Credit Facility.
On April 30, 2018, we entered into an amendment to the Initial Credit Facility that extended the waiver period up until December 31, 2019. Under the terms of the waiver obtained, we were unable to draw further on the Initial Credit Facility until we complied with the original terms and conditions under the Initial Credit Facility. We were permitted to distribute dividends, subject to a corresponding amount being repaid under the Initial Credit Facility.

In September 2018, we made an unscheduled payment of $1.575 million on our Initial Credit Facility to regain compliance with the Security Coverage Ratio (requiring that the aggregate fair market value of the vessels securing the loan does not fall below 150% of the outstanding loan) set forth under the terms of the agreement.  At the end of September 2018, vessel values were remeasured and, given a further deterioration in such values, we were again not in compliance with the Security Coverage Ratio under our Initial Credit Facility at September 30, 2018.
In December 2018, we entered into a share purchase agreement with SOI whereby SOI invested $5.0 million in a private placement of our shares at a price of $4.20 per share, which we refer to as the Private Placement. The Private Placement was finalized on December 12, 2018, and effective upon closing of the Private Placement, $1.9 million of the proceeds were immediately used to repay a portion of the outstanding balance under our Initial Credit Facility to regain compliance with the Security Coverage Ratio thereunder. As a result of this transaction, the composition of senior management and the Board of Directors changed.  Subsequent to the Private Placement, the new management commenced negotiations with the banks under the Initial Credit Facility, with the goal to secure the long-term financing of the Company. A waiver was granted on December 20, 2018 that effectively waived our compliance with the financial covenants up until February 6, 2019 and reintroduced the original financial covenants upon expiry of the waiver. Subsequent to this, the lenders under the Initial Credit Facility further extended the waiver period, and in March 2019 an amendment agreement was reached to extend the waiver period until January 31, 2020 and a commitment letter, attaching a committed term sheet for a new credit facility maturing on December 6, 2023, was agreed between the Company and the lenders. This agreement is described below under “Business⸻History and Development of the Company⸻Transactions.”
Risks Relating to Investing in Our Common Shares
The market price of our common shares has recently declined significantly. If the average closing price of our common shares declines to less than $1.00 over 30 consecutive trading days, our common shares could be delisted from the NYSE or trading could be suspended.
On August 31, 2018, we received a notification from the NYSE stating that that we were no longer in compliance with the NYSE’s continued listing standards because the average closing share price of our common stock over a consecutive 30 trading-day period ending August 29, 2018 had fallen below the requirement to be at least $1.00 per share. On March 1, 2019, we received confirmation from the NYSE that we had regained compliance with the NYSE’s continued listing standards as a result of the increased market price for our common shares following the one-for-ten reverse stock split that became effective on January 28, 2019.
A renewed or continued decline in the closing price of our common shares on the NYSE could result in a breach of these requirements. Although we would have an opportunity to take action to cure such a breach, if we do not succeed, the NYSE could commence suspension or delisting procedures in respect of our common shares. The commencement of suspension or delisting procedures by an exchange remains, at all times, at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted common shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such common shares. A suspension or delisting would likely decrease the attractiveness of our common shares to investors, may constitute a breach under certain of our credit agreements and constitute an event of default under certain classes of our preferred stock and cause the trading volume of our common shares to decline, which could result in a further decline in the market price of our common shares.
Our common share price may be highly volatile and future sales of our common shares could cause the market price of our common shares to decline.
The market price of our common shares may fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control.

Because we are a foreign corporation, you may not have the same rights that a shareholder of a U.S. corporation may have.
We are incorporated under the laws of Bermuda. Our Memorandum of Continuance, Bye-laws and the Companies Act govern our affairs. The Companies Act does not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. Therefore, you may have more difficulty in protecting your interests as a shareholder in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. There is a statutory remedy under Section 111 of the Companies Act which provides that a shareholder may seek redress in the courts as long as such shareholder can establish that our affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some part of the shareholders, including such shareholder.
We are incorporated in Bermuda and it may not be possible for our investors to enforce U.S. judgments against us.
We are incorporated under the laws of the Islands of Bermuda. Substantially all of our assets are located outside of the United States. In addition, most of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside of the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us, or our directors and officers, or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we are incorporated or where we are located (1) would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us based on those laws.
Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger or acquisition, or could make it difficult for our shareholders to replace or remove our current board of directors, which could adversely affect the market price of our common shares.
Several provisions of our Memorandum of Continuance and Bye-laws could make it difficult for our shareholders to change the composition of our Board of Directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:
•	authorizing our Board of Directors to issue "blank check" preferred shares without shareholder approval;
•	providing for a classified Board of Directors with staggered, three-year terms;
•	establishing certain advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by shareholders at shareholder meetings;
•	prohibiting cumulative voting in the election of directors;
•	limiting the persons who may call special meetings of shareholders;
•
authorizing the removal of directors only for cause and only upon the affirmative vote of two-thirds of the votes cast at an annual meeting of shareholders by the holders of shares entitled to vote thereon; and

•	establishing supermajority voting provisions with respect to amendments to certain provisions of our Bye-laws.
Additionally, on December 21, 2018, our Board of Directors adopted a shareholders rights agreement and declared a dividend of one preferred share purchase right to purchase one one-thousandth of a Series A Participating Preferred Share of the Company for each outstanding common share, par value $0.10 per share. The dividend was payable on December 31, 2018 to shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a Series A Participating Preferred Share of the Company at an exercise price of $10.00, subject to adjustment. The exercise price automatically increased to $100.00 as a result of our reverse stock split on January 28, 2019 and is subject to further adjustments in accordance with the terms of the shareholders rights agreement. We can redeem the rights under certain circumstances. The shareholder rights plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with, or a takeover of, the Company. Our shareholders rights plan is not intended to deter offers that our Board of Directors determines are in the best interests of our shareholders.

These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and shareholders’ ability to realize any potential change of control premium.
Future sales of our common shares could cause the market price of our common shares to decline.
The market price of our common shares could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of our common shares.
We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.
We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions.  If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.
In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company.
We may take advantage of these provisions until we no longer qualify as an emerging growth company on December 31, 2019, which is the end of the fiscal year following the fifth anniversary of the date of our initial public offering, or such earlier time that we are no longer an emerging growth company.  For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

USE OF PROCEEDS
We estimate that we will receive net proceeds of approximately $       million from this offering (approximately $        million if the underwriters' over-allotment option is exercised in full), in each case after deducting underwriting discounts and commissions and estimated expenses payable by us.
We intend to use all of the net proceeds of this offering of our common shares to strengthen our balance sheet and for general corporate purposes.

CAPITALIZATION
The following table sets forth our capitalization:
•	on an actual basis as of December 31, 2018;
•	on an as adjusted basis, to give effect to the following:
o
The April 2019 transactions to acquire 13 vessels, including associated debt, consisting of two AHTS vessels and 11 crew boats from Scorpio Offshore Holding Inc., or SOHI, a related party affiliate that is a closely held company owned and controlled by certain members of the Lolli-Ghetti family, including Emanuele Lauro and Filippo Lauro, in exchange for 8,126,219 common shares of the Company (consisting of 6,826,208 and 1,300,011 common shares issued for the 11 crew boats and two AHTS vessels, respectively) at approximately $2.78 per share for aggregate net consideration of $22.6 million.  As part of the transaction, the Company also acquired the working capital of the vessel owning subsidiaries of the two AHTS vessels which included $0.75 million of cash and also assumed the aggregate outstanding indebtedness under a term loan facility with DVB Bank SE Nordic Branch (“DVB”) relating to the two AHTS vessels of $9.0 million.  This credit facility was supplemented on April 10, 2019 (the “DVB Supplemental Agreement”) as part of this transaction.

Under the terms of the DVB Supplemental Agreement, DVB has the right, but not the obligation, to unwind the sales of the two AHTS vessels if an additional $15.0 million of equity is not raised by October 31, 2019.  Under this scenario, the shares in the vessel owning subsidiaries for these two vessels (which would include the related net working capital and outstanding indebtedness under the DVB Credit Facility) would be exchanged for the shares of the Company that were previously issued as consideration for the transaction on the date of the unwinding.  Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company's control) is classified as temporary equity. The Company's common stock issued as part of the transaction to acquire the two AHTS vessels features certain redemption rights that are considered to be outside of the Company's control and subject to occurrence of uncertain future events. Accordingly, the common stock subject to possible redemption is presented as temporary equity, outside of the stockholders' equity section, on an as adjusted basis, for purposes of this capitalization table.
o
The $9.0 million drawdown from a common stock purchase agreement, or the Equity Line of Credit, that was entered into in March 2019 by and among the Company, SOI (a related party affiliate that is a closely held company owned and controlled by certain members of the Lolli-Ghetti family, including Emanuele Lauro and Filippo Lauro), and Mackenzie Financial Corporation.  The Equity Line of Credit provides for $20 million to be available on demand to the Company in exchange for common shares of the Company priced at 0.94 multiplied by the then-prevailing 30-day trailing volume weighted average price.  In April 2019, 3,240,418 common shares were issued under the Equity Line of Credit for approximately $2.78 per share and net proceeds of $9.0 million; and

•	on an as further adjusted basis to give effect to the sale of common shares in this offering.
There have been no other significant changes to our capitalization since December 31, 2018, as so adjusted.  The information set forth in the table assumes no exercise of the underwriters' over-allotment option.  You should read the information below together with the sections of this prospectus entitled “Use of Proceeds,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the financial statements and related notes incorporated by reference in this prospectus.

	As of December 31, 2018
In thousands of U.S. dollars	Actual	As adjusted	As further adjusted
Cash	$8,446	$18,196

Current debt:
Current portion of long term debt (1)	-	-

Non-current debt:
Long term debt (1)	132,457	141,457

Total debt	$132,457	$141,457

Common stock subject to possible redemption, 1,300,011 shares at redemption value of $2.78 per share	-	3,611

Shareholders' equity:
Common shares, par value $0.10 per share	764	1,771
Additional paid-in capital	322,914	349,866
Accumulated deficit	(269,614)	(269,614)
Total shareholders' equity	$54,064	$82,023

Total capitalization (excluding cash)	$186,521	$227,091

(1)	Long term debt as of December 31, 2018 is shown net of unamortized deferred financing fees of $0.4 million.

DIVIDEND POLICY
The declaration and payment of dividends is subject at all times to the discretion of our Board of Directors. The timing and amount of dividends, if any, depend on, among other things, our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Bermuda law affecting the payment of dividends and other factors.

DILUTION
Dilution or accretion is the amount by which the offering price paid by the purchasers of our common shares in this offering will differ from the net tangible book value per common share after the offering. The net tangible book value is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities. The historical net tangible book value as of December 31, 2018 was $54.1 million in total and $7.33 per share for the number of outstanding shares at that date, and the as adjusted net tangible book value was $82.0 million in total and $4.38 per share.
The as further adjusted net tangible book value as of December 31, 2018 would have been $         , or $          per common share after the issuance and sale by us of common shares at $          per share in this offering, after deducting estimated expenses related to this offering. This represents an immediate                               in net tangible book value of  $          per share to the existing shareholders and an immediate                                 in net tangible book value of  $          per share to new investors.
The following table illustrates the pro forma per share                           and                            in net tangible book value as of December 31, 2018:
Public offering price per common share	$
As adjusted net tangible book value per share before this offering		$4.38
in as adjusted net tangible book value attributable to new investors in this offering	$
As adjusted net tangible book value per share after giving effect to this offering	$
per share to new investors	$

The following table summarizes, as of December 31, 2018, on an as adjusted basis for this public offering, the difference between the number of common shares acquired from us, the total amount paid and the average price per share paid by the existing shareholders and the number of common shares acquired from us, the total amount paid and the average price per share paid by you as a new investor in this offering, based upon the public offering price of  $          per share.

	As Adjusted Shares Outstanding(1)		Total Consideration		Average Price per Share
	Number	Percent	Amount (in USD Thousands)	Percent
Existing shareholders		%	$	%	$
New investors (*)		%	$	%	$
Total		%	$	%	$
(*) Before deducting estimated expenses of this offering of  $        million.
(1) The “as adjusted” amounts give effect to the adjustments further described in the section entitled “Capitalization” on page 29 of this prospectus.

SELECTED FINANCIAL DATA
The following table sets forth selected historical financial information as of the dates and for the periods presented. Our summary Consolidated Statements of Operations and Comprehensive Income (Loss) data for the years ended December 31, 2018, 2017 and 2016 and the selected Consolidated Balance Sheet data as of December 31, 2018 and 2017 have been derived from our audited financial statements included in our annual report on Form 20-F for the year ended December 31, 2018, filed with the Commission on May 15, 2019, incorporated by reference herein. Our selected Consolidated Statements of Operations and Comprehensive Income (Loss) data for the years ended December 31, 2015 and 2014, and the selected Consolidated Balance Sheet data for the years ended December 31, 2016, 2015 and 2014 have been derived from our audited financial statements not included in this prospectus.
The selected financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes thereto, incorporated by reference herein, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included herein. The selected historical financial information provided below does not purport to indicate results of operations as of any future date or for any future period.

CONSOLIDATED FINANCIAL DATA All figures in thousands of USD except share data
	Year ended December 31,
Selected Consolidated Statements of Operations and Comprehensive Income (Loss) Data:	2018	2017	2016	2015	2014
Charter Revenues	20,654	17,895	17,697	36,372	52,789
Charter Costs	(2,215)	(1,815)	(1,448)	(1,523)	(1,281)
Vessel Operating Costs	(25,173)	(20,454)	(24,137)	(24,580)	(23,038)
General and Administrative Costs	(4,757)	(4,222)	(4,503)	(4,261)	(5,815)
Depreciation Costs	(17,298)	(17,472)	(16,152)	(14,379)	(11,393)
Impairment Loss on Vessels	(160,080)	-	-	-	-
Net Operating (Loss) Income	(188,869)	(26,068)	(28,543)	(8,372)	11,262

Interest Income	207	298	10	34	258
Interest Costs	(8,031)	(4,880)	(3,467)	(1,807)	(1,044)
Other Financial (Costs) Income	(601)	327	(151)	(699)	(2,333)
Total Other (Costs) Income	(8,425)	(4,255)	(3,608)	(2,472)	(3,119)
Income Tax Benefit (Expense)	-	997	-	-	(1,212)
Net (Loss) Income	(197,294)	(29,326)	(32,151)	(10,844)	6,931

Basic (Loss) Earnings per Share	(31.50)	(5.33)	(15.35)	(4.67)	3.41
Diluted (Loss) Earnings per Share	(31.50)	(5.33)	(15.35)	(4.67)	3.41
Cash Dividends Declared per Share	0.21	0.8	2.8	9.4	13.5
Basic Weighted Average Shares Outstanding	6,263,094	5,499,561	2,093,926	2,320,314	2,031,453
Diluted Weighted Average Shares Outstanding	6,263,094	5,499,561	2,093,926	2,320,314	2,031,453
Market Price per Common Share as of December 31,	4.20	11.99	27.50	52.60	124.90

Other Financial Data:
Net Cash (Used in) Provided by Operating Activities	(21,807)	(14,032)	(16,262)	5,987	17,183
Dividends Paid	(1,860)	(4,933)	(5,997)	(21,922)	(31,221)

Selected Balance Sheet Data (at period end):
Cash and Cash Equivalents	8,466	31,506	2,953	5,339	46,398
Total Assets	191,074	387,711	374,854	336,200	322,421
Total Long-Term Debt (1)	132,457	136,552	136,193	45,833	-
Common Stock	764	647	234	234	234
Total Shareholders' Equity	54,065	248,273	234,196	280,857	319,230

(1)
The balances shown are net of unamortized deferred financing fees.  The principal balance (excluding unamortized deferred financing fees) of long term debt consists of $132,900, $137,000, $137,000 and $47,000 as of December 31, 2018, 2017, 2016 and 2015, respectively. As of December 31, 2014, we had no long-term debt (all numbers in thousands of U.S. dollars).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information appearing in “Item 18. Financial Statements” contained in our Annual Report on Form 20-F for the year ended December 31, 2018, which is incorporated herein by reference. You should also carefully read the following discussion with “Risk Factors,” and “Cautionary Statement Regarding Forward-Looking Statements.” Our consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 have been prepared in accordance with U.S. GAAP. Our consolidated financial statements are presented in U.S. dollars ($) unless otherwise indicated.
Critical Accounting Policies and Estimates
We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read “Note 2, Summary of Significant Accounting Policies” to our consolidated financial statements included in our most recent Annual Report and incorporated by reference herein.
Implications of Being an Emerging Growth Company: We had less than $1.0 billion in revenue during our last fiscal year, which means that we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:
•	exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal controls over financial reporting;
•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and
•
exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until we no longer qualify as an emerging growth company on December 31, 2019, which is the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. On this date, the exemptions described above will no longer be available to us.  Additionally, we will cease to be an emerging growth company if, among other things, we have more than $1.0 billion in "total annual gross revenues" during the most recently completed fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We have chosen to "opt out" of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.
Use of Estimates: Preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and costs during the reporting period. Actual results could differ from those estimates. The effects of changes in accounting estimates are accounted for in the same period in which the estimates are changed.

Impairment of Long-Lived Assets: As of December 31, 2018, our operating fleet consisted of 10 PSVs. Our vessels are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. If the estimated undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the carrying amount of the vessel, the vessel is deemed impaired. Impairment charges may be limited to each individual vessel. We evaluated the carrying amount of our fleet at December 31, 2018 (consisting of 10 PSVs) and we recorded an impairment charge of $160.1 million on these vessels for the year ended December 31, 2018.  An impairment charge was not recorded for the years ended December 31, 2017 or 2016. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the vessel. The average of three broker estimates is used as a reflection of the fair market value of the vessels. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available.
In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about its vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating costs, capital expenditures, residual value and the estimated remaining useful life of each vessel.
The assumptions used to develop estimates of future undiscounted cash flows for our impairment analysis are based on historical trends as well as future expectations. The estimated undiscounted cash flows are determined by estimating daily charter and utilization rates for the remaining operating days. The Company estimates daily charter and utilization rates for the remaining operating days considering the historical company-specific performance, average for similar vessels and utilizing available market data to estimate charter and utilization rates over the remaining estimated useful life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard for PSV and AHTS vessels and 15 years from the delivery of the vessel from the shipyard for crew boats, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating costs (including planned drydocking and engine overhaul expenditures).
Significant estimates for purposes of the impairment testing performed at December 31, 2018
Future estimated charter rates in other currencies than USD are converted to USD based on an historical average conversion rate. For purposes of estimating future operating costs as part of our impairment test at December 31, 2018 for the 10 PSVs in our fleet at that date, we applied a weighted company-specific average from the preceding three financial years and applied an annual growth factor of 2.0%.
When forecasting the daily charter rates for the remaining useful life of the vessels, we applied an internally developed model in combination with external data. For the first and second year of our analysis we applied the lowest of our weighted company-specific achieved average rates and the rates provided by a third party for the preceding three year period. For year three of our analysis we applied a one year ramp up period where rates are based on 75% of the 15-year historical average rates provided by a third party, while applying a utilization rate of 75%. The ramp up period is applied to reflect a potentially slower return to historical activity levels. For the rates and utilization thereafter we used the 15-year historical average as provided by a third party.
For the 15-year historical average charter rate in GBP, provided by a third party, we applied a 10-year average conversion rate between USD and GBP. The average conversion rate applied represents the historical exchange rate between USD and GBP, which we considered to be a representative approach for this currency swap also for the future periods.
Cost associated with vessels in lay-up were included in the estimation for the relevant vessels and for the expected time of lay-up. No revenue is generated during lay-up.
When we calculated the expected undiscounted net cash flows for the vessels, we deducted operating expenses and expected cost of dry-docking and other expected capital expenditures from the operating revenues before adding an estimated scrap value of the vessel at the end of its useful life. The operating expenses applied are based on the forecasted operating cost for the vessels, which was adjusted in subsequent periods for expected growth. We applied a compounded growth factor to the operating expenses. Estimated cash outflows for dry-docking are based on historical and forecasted expenditure. Vessel utilization is based on historical average levels achieved. The scrap value applied to the 10 PSVs in our fleet at December 31, 2018 was assessed to be $1.5 million per vessel.

Probability-weighted approach to our impairment testing at December 31, 2018
The industry has experienced a prolonged downturn since the start of 2014. The downturn has been longer than expected and there is a possibility that the utilization and rates will not come back to the historical levels. For purposes of our impairment testing at December 31, 2018, we applied a probability-weighted approach (as per ASC 360-10-35-30) to reflect the possibility of different ranges and outcomes in our estimated cash flows. We recognized that there is more uncertainty related to assumption for cash flows that are several years ahead for long-lived assets like our vessels with a significant number of years left of remaining useful life and we have experienced a slower market recovery than expected in prior years. As such, we prepared a probability based approach taking into account possible lower than expected outcomes for the main inputs to the model. The different outcomes are mainly applied to the long-term assumption in the model rather than the initial three-year period in our model.
We applied probabilities to the following main inputs:
•	Rates
•	Utilization
•	Foreign currency conversion
Rates and utilization in the offshore industry are closely related. As demand for ships increases and supply decreases, the rates tend to be driven up. The oil sector has in recent years and especially after the financial crisis, become more coordinated and efficient as a result of lower prices per barrel and a strive for lower break even costs. In addition, there are many laid-up vessels and owners eager to get them back in operation, which in turn indicate that it will take time to get the rates and the utilization of the fleet up to historical levels. Based on this we weighted our base case scenario that includes the assumptions discussed above with 70%, and a lower than expected scenario that includes the assumptions discussed below with 30%. We have considered the 12-year historical dayrates for PSVs, noting that rates in four out of these twelve years have been in the lower range and taken this into account when weighting the low case scenario.
In the low case scenario, we excluded the peak period for utilization and rates pre-2009 and accordingly applied a 10-year average for rates and utilization. This estimate is applied for the cash flows from year four and onwards in the calculation. The rate applied in year three (ramp-up period) is set as 75% of the long-term rate.
In our base case we applied the 10-year average currency rate. Historical data for this period shows a declining USD/GBP currency cross and in our low case scenario we have applied the three-year average currency rate.
The table below indicates the (1) charter rates applied in our impairment assessment, (2) company-specific achieved rates and (3) historical market rates for the North Sea, obtained from an external party.

	Rates used (1)				Achieved rates (2)		Market rates (3)
$ per day	First year	Second year	Third year	Thereafter	2018	2017	2004-2018	2009-2018
Rates	$9,523	$9,523	$13,067	$17,423	$12,470	$10,784	$19,582	$14,874
Utilization	62%	62%	75%	84.6%	60%	65%	87%	82%
As a result of our impairment test that we performed at December 31, 2018, we recorded an impairment loss of $160.1 million related to the 10 PSVs in our fleet at that date to write the carrying values of these vessels down to their estimated fair values as of December 31, 2018.  During the years ended December 31, 2017 and 2016, the market value of our PSVs declined, and we identified impairment indicators.  However, in each of those years under our impairment testing approach, we determined that the sum of the undiscounted cash flows for each vessel exceeded its carrying value and therefore, an impairment charge was not recorded.

The Total Fleet of PSVs – Comparison of Carrying Value versus Market Value
During the past three years the market value of offshore supply vessels as provided by offshore shipbrokers has declined.
The table set forth below indicates the carrying value of each of our PSVs as of December 31, 2018 and 2017 and the fair market value of each of our PSVs as of December 31, 2018.
Vessel	Yard(1)	Year built	Delivered to NAO	Carrying value 2018 ($ millions)	FMV 2018 ($ millions)	Carrying value 2017 ($ millions)
NAO Fighter	Ulstein	2012	January 2014	17.0	17.0	36.8
NAO Prosper	Ulstein	2012	January 2014	17.0	17.0	37.1
NAO Power	Ulstein	2013	January 2014	17.2	17.2	37.3
NAO Thunder	Ulstein	2013	December 2013	17.2	17.2	36.9
NAO Guardian	Ulstein	2013	December 2013	17.2	17.2	37.1
NAO Protector	Ulstein	2013	December 2013	17.2	17.2	36.7
NAO Storm	Ulstein	2015	January 2015	17.5	17.5	31.8
NAO Viking	Ulstein	2015	January 2015	17.5	17.5	32.1
NAO Horizon	VARD	2016	April 2016	19.4	19.4	33.1
NAO Galaxy	VARD	2016	June 2016	19.4	19.4	31.8

(1)	"Ulstein" refers to Ulstein Verft AS and "VARD" refers to Vard Group AS.
The carrying value of our PSVs as of December 31, 2018 is $176.9 million. We obtained broker estimates from three independent shipbrokers indicating a fair market value (FMV) of our PSV fleet to be $176.9 million, based on an average of the three estimates that is the basis for our impairment charge of $160.1 million as of December 31, 2018. The total carrying value based on the above is consequently not exceeding the fair value of the vessels as of December 31, 2018.
Drydocking and engine overhaul: The Company's PSVs and AHTS vessels are required to be drydocked approximately every 30-60 months (depending on the vessel age), and to have engines overhauled after 10,000 – 11,000 running hours which would be between the drydocking procedures. The Company's crew boats are required to be drydocked annually.  The Company will capitalize a substantial portion of the costs incurred during drydocking and overhaul, and amortize those costs on a straight line basis from the completion of a drydocking, intermediate survey or overhaul to the estimated completion of the next drydocking or overhaul. For our newbuilding PSVs acquired directly from the shipyard, an estimate of $550,000 and $250,000 for drydocking cost and overhaul costs, respectively, has been allocated from the purchase price. Drydocking is depreciated over five years, and engine overhauls are depreciated based on the number of running hours within the reporting period according to the built-in overhaul method.
Vessels, net: Vessels and equipment are stated at historical costs, less accumulated depreciation which is provided by the straight line method over their estimated useful life of 25 years. Interest is capitalized in connection with the construction of vessels. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessel. Repairs and maintenance are expensed as incurred. The vessels' estimated residual values and useful life are reviewed when there has been a change in circumstances that indicate the original estimate may no longer be appropriate. Residual values are estimated at approximately $1.5 million for each vessel in the fleet at December 31, 2018 and 2017.
SOHI vessel transaction: During 2019 our financial performance will incorporate the results of our two AHTS vessels and 11 crew boats, which were acquired in April 2019.  We expect to develop an appropriate revenue and impairment model for these vessels which is consistent with our PSV fleet.  Additionally, we are still determining the appropriate accounting for the transaction to acquire these vessels. We have preliminarily concluded that the transaction will be accounted for as an asset acquisition as substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable group of similar identifiable assets.  Furthermore, we are in the process of assessing whether this transaction constitutes a common control and/or a reverse acquisition of assets.

Operating Results
We present our Statement of Operations and Comprehensive (Loss) Income using charter revenues and charter costs. During the periods ended December 31, 2018, 2017 and 2016, our PSVs were employed in the North Sea on both spot and term charters.
YEAR ENDED DECEMBER 31, 2018 COMPARED TO YEAR ENDED DECEMBER 31, 2017

	Years ended December 31,
All figures in USD '000	2018	2017	Variance
Charter Revenues	20,654	17,895	15%
Charter Costs	(2,215)	(1,815)	22%
Vessel Operating Costs	(25,173)	(20,454)	23%
General and Administrative Costs	(4,757)	(4,222)	13%
Depreciation Costs	(17,298)	(17,472)	(1%)
Impairment Loss on Vessels	160,080	0	N/A
Net Operating Loss	(188,869)	(26,068)	625%
Interest Income	207	298	(31%)
Interest Costs	(8,031)	(4,880)	65%
Other Financial Costs	(601)	327	(284%)
Total Other Costs	(8,425)	(4,255)	98%
Loss before income taxes	(197,294)	(30,323)	551%
Income Tax	0	997	N/A
Net Loss and Comprehensive Loss	(197,294)	(29,326)	573%

Net operating loss was $188.8 million for the year ended December 31, 2018, compared to $26.0 million for the year ended December 31, 2017. The increase in net operating loss is primarily driven by an impairment loss of $160.1 million recorded during the year ended December 31, 2018 along with increased vessel operating expenses.  These variances are discussed below.
The charter revenues increased by $2.7 million, or 15% from $17.9 million in 2017 to $20.6 million in 2018.  The vessels were trading in a mix of both spot and term charters during each period. The increase in charter revenues is a combination of slightly higher day rates and reactivation of two PSVs late in the second quarter.
The charter costs increased by $0.4 million, or 22% from $1.8 million in 2017 to $2.2 million in 2018. The increase in charter costs is primarily due to increased commission and off hire costs. Commissions are primarily paid on a percentage of the rate, and therefore increased commensurate with the increase in charter revenues.
Vessel operating expenses increased by $4.7 million, or 23%, from $20.4 million in 2017 to $25.2 million in 2018. This was primarily due to the reactivation of two vessels early in 2018 (which were in lay-up throughout 2017), thus increasing operating expenses for 2018.
General and administrative expenses increased $0.5 million, or 13%, from $4.2 million in 2017 to $4.8 million in 2018.  This increase is primarily due to additional legal and professional costs incurred in relation to additional work related to due-diligence processes.
Depreciation costs remained consistent from 2017 to 2018 as a result of the company not making any major investments, buying or selling any vessels during 2018.
We recorded an impairment loss of $160.1 million for the year ended December 31, 2018.  This loss was the result of our annual impairment analysis whereby we performed a cash flow analysis with undiscounted values to assess the recoverability of the carrying value of our vessels. This analysis resulted in all 10 vessels at the time having carrying values exceeding their undiscounted cash flows.  Accordingly, an impairment charge of $160.1 million was recorded representing the difference between the carrying value and fair value of the vessels. For further information on the process and underlying assumptions leading to this impairment charge, please see the section above entitled "Critical Accounting Estimates".
Interest costs increased $3.1 million, or 65%, from $4.9 million in 2017 to $8.0 million in 2018.  This increase was attributable to (i) an increase in the Company's margin on its Initial Credit Facility from 2.0% to 4.0% as part of a waiver to its financial covenants obtained in May 2018 and (ii) increases in LIBOR rates.

Other financial costs decreased $0.9 million from $0.3 million in 2017 to $(0.6) million in 2018. This is primarily due to increased currency loss and increased change in currency translation differences.
The Company reversed an income tax provision during the year ended 2017 resulting in a gain of $1.0 million.
Please see “Critical Accounting Estimates” herein for further information.
YEAR ENDED DECEMBER 31, 2017 COMPARED TO YEAR ENDED DECEMBER 31, 2016

	Years ended December 31,
All figures in USD '000	2017	2016	Variance
Charter Revenues	17,895	17,697	1.1%
Charter Costs	(1,815)	(1,448)	25.4%
Vessel Operating Costs	(20,454)	(24,137)	(15.3%)
General and Administrative Costs	(4,222)	(4,503)	(6.2%)
Depreciation Costs	(17,472)	(16,152)	8.2%
Net Operating Loss	(26,068)	(28,543)	(8.7%)
Interest Income	298	10	2880%
Interest Costs	(4,880)	(3,467)	40.8%
Other Financial Income (Costs)	327	(151)	(316.6%)
Total Other Costs	(4,255)	(3,608)	17.9%
Loss before income taxes	(30,323)	(32,151)	(5.7%)
Income Tax	997	-	NA
Net Loss and Comprehensive Loss	(29,326)	(32,151)	(8.9%)

Net operating loss was $26.0 million for the year ended December 31, 2017, compared to $28.5 million for the year ended December 31, 2016. The decrease in net operating loss was primarily caused by the reduction in vessel operating costs.  The significant variances are described below.
Charter revenues increased by 1.1% from December 31, 2016 to December 31, 2017. We consider the increase to be marginal, resulting from increased average rates and decreased average utilization at December 31, 2017 compared to December 31, 2016. In 2017, we had seven vessels trading and three vessels laid up for the full year. Of the seven operating vessels, one vessel was fixed on a term contract of seven months and the six others were trading in the spot market. The nature of the spot market leads to an increase in harbor costs, fuel costs and other off-hire related costs such as pilotage, linesmen, light dues, off-hire surveys, etc., in comparison to a term contract where the client covers all these costs while the vessel is on-hire.
The increase in charter costs of 25.4% was primarily due to increased port charges and off-hire costs. Off-hire costs increased since the average utilization at December 31, 2017 compared to December 31, 2016 decreased and at December 31, 2017 we had three vessels in layup which incurred bunkering costs and other costs associated with having the vessels laid up.
The decrease in vessel operating costs of 15.3% was primarily due to the three new vessels added to the fleet that were in lay-up during 2017, which had significantly lower operating costs than a vessel in operation. The increase in costs from adding two new vessels to the fleet that were previously laid up was partly offset by one additional vessel being laid up since October 2016.
The 6.2% decrease in general and administrative costs is due to legal fees incurred in 2016 due to our Re-domiciliation from the Marshall Islands to Bermuda.
The 8.2% increase in depreciation costs was a result of the acquisition of two new vessels in 2016. The vessels were delivered in April and June 2016, and were depreciated from the time of delivery. 2017 was the first year with full depreciation for the two vessels delivered in 2016.
No vessel impairment was recorded for the year ended December 31, 2017 after having performed an impairment analysis. The average age of the Company’s fleet was just over four years and the estimated undiscounted cash flows exceeded the book value of each vessel as of December 31, 2017.
As of December 2017, interest expenses had increased by 40.8% compared with the same period in the prior year. This is due to increased interest rates and the fact that another $90.0 million of the credit facility was drawn on our Initial Credit Facility in 2016.

Liquidity and Capital Resources
We operate in a cyclical and capital intensive industry and we have historically financed our acquisitions of PSVs mainly through raising new equity in combination with loan financing. We refer to further comments below in regard to our Initial Credit Facility. As of December 31, 2018 and December 31, 2017 we had cash and cash equivalents of $8.4 million and $31.5 million, respectively.
Equity Issuances
In March 2017, we completed an underwritten public follow-on offering of 4,130,000 common shares, which includes 130,000 common shares sold pursuant to the underwriters' partial exercise of the overallotment option to purchase additional common shares, at a price of $12.50 per share. The net proceeds we received from the offering were approximately $48.3 million and were used for general corporate purposes and working capital financing purposes.
In December 2018, we issued an aggregate of 1,175,474 common shares in a private placement with SOI at $4.20 per share, resulting in net proceeds to us of $4.9 million.
In April 2019, we acquired 13 vessels from SOHI, a related party affiliate that is a closely held company owned and controlled by certain members of the Lolli-Ghetti family, of which our Chairman and Chief Executive Officer, Emanuele Lauro, and our Vice President, Filippo Lauro, are members, in exchange for 8,126,219 common shares of the Company at approximately $2.78 per share for an aggregate consideration of $22.6 million.  As part of this acquisition, we assumed the aggregate outstanding indebtedness of $9.0 million relating to two of the acquired vessels.
In March 2019, we also entered into a common stock purchase agreement, which we refer to as the Equity Line of Credit, with SOI (a related party affiliate) and Mackenzie Financial Corporation. SOI is owned and controlled by certain members of the Lolli-Ghetti family, of which our Chairman and Chief Executive Officer, Emanuele Lauro, and our Vice President, Filippo Lauro, are members.  The Equity Line of Credit provides for $20.0 million to be available on demand to us in exchange for our common shares priced at 0.94 multiplied by the then-prevailing 30-day trailing volume weighted average price.  In April 2019, 3,240,418 common shares in aggregate were issued equally to each of SOI and Mackenzie Financial Corporation under the Equity Line of Credit for approximately $2.78 per share, resulting in net proceeds to us of $9.0 million.
Our Borrowing Activities
Credit Facilities
Credit Facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB
On December 19, 2013, we entered into a revolving credit facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB for up to $60.0 million, which we refer to as our Initial Credit Facility. On March 16, 2015, we expanded our Initial Credit Facility to $150.0 million. The Initial Credit Facility provides funding for general corporate purposes. Amounts borrowed under the Initial Credit Facility bear interest at an annual rate equal to LIBOR plus a margin of 2.5% and we pay a commitment fee on any undrawn amounts. The maximum potential annual commitment fee payable on undrawn amounts is $600,000. There are no mandatory repayments of principal during the term of the Initial Credit Facility, and we are obligated to pay interest only on drawn amounts and the commitment fee for undrawn amounts. The maturity of the Initial Credit Facility has been extended to March 2020, as part of increasing the facility in 2015.
As of December 31, 2018 and December 31, 2017, we had $132.9 million and $137.0 million, respectively, outstanding under the Initial Credit Facility.
Borrowings under the Initial Credit Facility are currently secured by first priority mortgages on our PSVs and assignments of earnings and insurance. Under the Initial Credit Facility, we are subject to certain financial covenants requiring, among other things, the maintenance of (i) a minimum value adjusted amount of equity, (ii) a minimum value adjusted equity ratio, (iii) a minimum level of liquidity, (iv) a positive working capital, and (v) the aggregate fair market value of the vessels securing the loan of at least 150% of the outstanding loan (the “Security Coverage Ratio”). The Initial Credit Facility also includes customary events of default, including non-payment, breach of covenants, insolvency, cross defaults and material adverse change. A breach of any of these covenants, if not waived by the lenders, would result in the Initial Credit Facility becoming callable by the lenders.

As of December 31, 2016, we were not in compliance with three of our debt covenants: (i) the minimum value adjusted amount of equity clause, (ii) the minimum value adjusted equity ratio clause and (iii) a minimum level of liquidity.  In 2017, we obtained waivers from our lenders to lower (i) the minimum value of equity and (ii) the minimum value adjusted equity ratio covenant requirements to levels at which the Company was in compliance, and suspending (iii) the minimum level of liquidity covenant. These waivers were effective until April 30, 2018. Under the waivers the Company is unable to draw further on the Initial Credit Facility.
On April 30, 2018, we entered into an amendment to the Initial Credit Facility that extended the waiver period up until December 31, 2018. Under the terms of the waiver obtained, we were unable to draw further on the Initial Credit Facility until we complied with the original terms and conditions under the Initial Credit Facility. We were permitted to distribute dividends, subject to a corresponding amount being repaid under the Initial Credit Facility.
In September 2018, we made an unscheduled payment of $1.575 million on our Initial Credit Facility to regain compliance with the Security Coverage Ratio (requiring that the aggregate fair market value of the vessels securing the loan does not fall below 150% of the outstanding loan) set forth thereunder.  At the end of September 2018, vessel values were remeasured and, given a further deterioration in such values, we were again not in compliance with the Security Coverage Ratio under our Initial Credit Facility at September 30, 2018.
In December 2018, we entered into a share purchase agreement with SOI. As part of this agreement, SOI invested $5.0 million in a private placement of the Company's shares at a price of $4.20 per share, which we refer to as the Private Placement. The Private Placement was finalized on December 12, 2018 and effective upon closing of the Private Placement, $1.9 million of the proceeds were immediately used to repay a portion of the outstanding indebtedness under the Initial Credit Facility to regain compliance with the Security Coverage Ratio thereunder. As a result of this transaction, the composition of senior management and the Board of Directors changed. Subsequent to the Private Placement, the new management commenced negotiations with the banks under the Initial Credit Facility, with the goal to secure the long-term financing of the Company. A waiver was granted on December 20, 2018 that effectively waived our compliance with the financial covenants up until February 6, 2019 and reintroduced the original financial covenants upon expiry of the waiver. Under the waiver, the Company is required to have a minimum liquidity of $5 million, which increases to $7.5 million immediately following any drawdown on the Equity Line of Credit that was entered into in March 2019 (as described above).  As of December 31, 2018, we were in compliance with the modified terms under the Initial Credit Facility and the loan was not considered callable. Subsequent to this, the lenders under the Initial Credit Facility further extended the waiver period, and in March 2019 an agreement was reached to extend the waiver period until January 31, 2020 as part of a broader series of transactions as described in “Business⸻History and Development of the Company⸻Transactions.”
Moreover, we received written commitments from the lenders under our Initial Credit Facility, upon our satisfaction of certain conditions precedent, the most significant of which is a requirement to raise an additional $15.0 million of equity before January 31, 2020, to a new $132.9 million term loan facility with maturity of December 6, 2023 to refinance the Initial Credit Facility, which had an outstanding balance of $132.9 million as of the date of this prospectus.  The new $132.9 million term loan is expected to be collateralized by the 10 PSVs that currently collateralize the Initial Credit Facility in addition to the 11 crew boats acquired from SOHI, bears interest at LIBOR plus a margin 3.50% (which can be reduced if the Company meets certain Net Debt to EBITDA thresholds) and is expected to be repayable in equal, semi-annual installments of $7.5 million beginning in December 2021 with a balloon payment due upon the maturity date of December 6, 2023.  This new credit facility is also expected to contain restrictive financial covenants as follows:
•	Cash and cash equivalents shall at all times be equal to or greater than (i) $12,500,000 and (ii) $750,000 per vessel above 2,500 DWT.
•	Current assets shall at all times exceed current liabilities less the current portion of long term liabilities.
•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
DVB Credit Facility
In April 2019, the Company assumed the indebtedness of $9.0 million as part of the acquisition of two AHTS vessels from SOHI under a credit facility with DVB Bank SE Nordic Branch.  We refer to this credit facility as our DVB Credit Facility.  This loan was executed and fully drawn in September 2017 and the vessel owning subsidiaries of these vessels are borrowers under this facility.

The DVB Credit Facility bears interest at LIBOR plus a margin of 2.75% and contains a financial covenant whereby the Company must maintain minimum liquidity of an aggregate of $0.8 million in the bank accounts that are pledged as security under the facility.  The terms of this credit facility also require that the Company fund any Excess Earnings (defined as each vessels' earnings less budgeted operating expenses and interest payments and the maintenance of the minimum liquidity requirement) related to such vessels, up to $3.6 million in aggregate, to a drydock reserve account, the proceeds of which are to be utilized for the vessel's next scheduled drydock.  An aggregate of $1.0 million was funded in this account at the date of the acquisition.
For the first 36 months after the initial drawdown date (through September 2020), any Excess Earnings related to each vessel, after funding the minimum liquidity requirement and drydock reserve account, shall be utilized to repay the credit facility.  39 months after the initial drawdown date, the DVB Credit Facility shall be repaid in consecutive quarterly installments of $0.2 million in aggregate with a balloon payment due upon the maturity date of September 2022.  The outstanding balance under this facility was $9.0 million as of the date of this prospectus.
This facility contains financial and restrictive covenants, which require the borrowers to, among other things, comply with certain financial tests (as described above); deliver semi-annual and annual financial statements and annual projections; comply with restrictive covenants, including maintaining adequate insurances; comply with laws (including environmental laws); and maintain flag and class of the vessels. Other such covenants may require the borrowers to obtain lender approval on changes in the borrowers vessels' managers; limit the borrowers' ability to place liens on the borrowers' assets; limit the borrowers' ability to incur additional indebtedness; prohibit the borrowers  from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend.  This facility is secured by, among other things:
•	a first preferred mortgage over the two AHTS vessels which are collateralized under this facility;
•	an assignment of earnings, insurances and charters from the two mortgaged AHTS vessels;
•	a pledge of the related earnings accounts and drydock reserve accounts of the borrowers in respect of the two mortgaged AHTS vessels; and
•	a pledge of the equity interests in each of the borrowers.
Additionally, under the terms of the DVB Supplemental Agreement which amended the DVB Credit Facility to facilitate the sale of the two AHTS vessels from SOHI to the Company, the lender has the right, but not the obligation, to unwind the sale of the two AHTS vessels if the additional $15.0 million of equity is not raised by October 31, 2019.  Under this scenario, the shares in the vessel owning subsidiaries for these two vessels would be exchanged for the shares of the Company that were previously issued as consideration for the transaction on the date of the unwinding.
Liquidity Outlook
Cash on hand was $8.4 million as of December 31, 2018, compared to $31.5 million as of December 31, 2017.
Under ASC paragraph 205-40, or the Standard, management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management's plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company's ability to continue as a going concern. The mitigating effect of management's plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued.  Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.
The Company regularly performs cash flow projections to evaluate whether it will be in a position to cover the liquidity needs for the next 12-month period and the compliance with financial and security ratios under the existing and future financing agreements. In developing estimates of future cash flows, the Company makes assumptions about the vessels' future performance, market rates, operating expenses, capital expenditure, fleet utilization, general and administrative expenses, loan repayments and interest charges. The assumptions applied are based on historical experience and future expectations.  Nevertheless, volatility in the offshore market makes forecasting difficult, and there is the possibility that our actual trading performance during the coming year may be materially different from expectations.

Current economic conditions in the offshore market are challenging, resulting in the incurrence of recurring losses.  These conditions have resulted in breaches of the Company's financial covenants under its Initial Credit Facility and have prompted the Company to secure additional liquidity to continue in operation.  If the rates and utilization of our vessels continue to face headwinds for the coming 12 months, then we may have to ask our lenders for further waivers to meet the obligations of the Company and to comply with our financial covenants.  We could also pursue other means to raise liquidity to meet our obligations such as through the sale of vessels, however there can be no assurance that these or other measures will be successful.
The Company's efforts to secure additional liquidity included the entrance into a common stock purchase agreement, or the Equity Line of Credit, with SOI (a related party affiliate) and Mackenzie Financial Corporation in March 2019. The Equity Line of Credit provides for $20 million to be available on demand to the Company in exchange for common shares of the Company priced at 0.94 multiplied by the then-prevailing 30-day trailing volume weighted average price.  In April 2019, 3,240,418 common shares were issued under the Equity Line of Credit for approximately $2.78 per share and net proceeds of $9.0 million.
Additionally, as discussed above, we have agreed to the extension of waivers of certain financial covenants with which the Company was in breach, to extend such waivers up until January 31, 2020.  We also received a written commitment from the lenders under the Initial Credit Facility, upon the satisfaction of certain conditions precedent, to a new $132.9 million term loan facility with a maturity of December 6, 2023 (which is further described in Note 12) to refinance the Initial Credit Facility, which had an outstanding balance of $132.9 million as of December 31, 2018.  Among these conditions precedent is the requirement to raise an additional $15.0 million of equity, which is uncommitted as of the date of this prospectus.  Management's plans include raising additional equity via the capital markets in order to meet this condition.  As those plans have not been finalized, the satisfaction of this condition is not considered probable under the Standard. If we are unsuccessful in raising this additional equity, then we may have to ask our lenders under the Initial Credit Facility for further waivers prior to the expiration of the waiver period of January 31, 2020. Such contingency plans have not yet commenced and the lenders under our Initial Credit Facility may not agree to such actions. Accordingly, neither the raising of $15.0 million of additional equity, nor management's contingency plans to negotiate further waivers beyond January 31, 2020, are considered probable under the Standard and as a result, substantial doubt is still deemed to exist about the Company's ability to continue as a going concern beyond January 31, 2020..
Cash Flow
Cash outflows from operating activities increased by $7.8 million from ($14.0) million for the year ended December 31, 2017 to ($21.8) million used in operating activities for the year ended December 31, 2018. The increase in cash outflows from operating activities is primarily due to increased overhauling of engine and dry docking costs, and changes in accounts payable and accrued liabilities. The operating cash flows earned in 2018 and 2017 have been based on assignments in both spot and term market.
Cash outflows from investing activities decreased to ($0.05) million for the year ended December 31, 2018 from ($0.8) million for the year ended December 31, 2017, due to increased investments on the vessels NAO Galaxy and NAO Prosper.
Cash outflow from financing activities decreased to ($1.0) million for the year ended December 31, 2018 from a cash inflow of $43.4 million for the year ended December 31, 2017. The change in cash flows from financing activities was mainly due to the offering of common shares for net proceeds of $48.3 million in March 2017, which was offset by $4.9 million of cash dividends paid.  The Company raised $4.9 million of net proceeds from the Private Placement during the year ended December 31, 2018, which was offset by repayments on our Initial Credit Facility of $4.1 million and $1.9 million of cash dividends paid.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements.

Contractual Obligations
Our contractual obligations as of December 31, 2018, consist of our obligations as a borrower under our Initial Credit Facility.
The following table sets out financial, commercial and other obligations outstanding as of December 31, 2018 (all figures in thousands of USD).
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Initial Credit Facility (1)	$132,905	-	$132,905	-	-
Interest Payments (2)	$18,907	$8,281	$10,626	$-	-
Commitment Fees (3)	$264	$120	$144	$-	-
Total	$152,076	$8,401	$143,675	$-	-

(1)	Refers to obligations to repay indebtedness outstanding as of December 31, 2018.
(2)	Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2018.
(3)	Refers to estimated commitment fees over the term of the indebtedness outstanding as of December 31, 2018. Estimate based on applicable commitment fee on undrawn amount as of December 31, 2018.
As of December 31, 2018, we had $8.4 million in cash on hand. Under the terms of the waiver that we have obtained, we are unable to draw further on the Initial Credit Facility.

INDUSTRY AND MARKET CONDITIONS
The International Offshore Market
International offshore support services are provided by a variety of companies both public and private. The vessels used vary significantly in size and specification depending on their expected role in supporting offshore drilling and production. Typically, the customer is either an oil company or an offshore oil rig operator. Employment of the vessels is categorized either as spot employment, where a vessel is hired anywhere from 1 month to 12 months, or long-term contract employment, where the customer has the vessel at their disposition for more than 12 months.
The employment terms tend to vary between vessel types. The two main categories of offshore support vessels are Platform Supply Vessels (PSV) and Anchor Handling Tug Supply vessels (AHTS). The majority of PSV employment is related the support of oil production, bringing supplies, chemicals and equipment to the rigs, and returning waste product to land. PSVs are also used to support exploration activities. PSVs are distinguished based on deck area/cargo capacity and technical specification. AHTS vessels are primarily used to support rig moves and tend to have more idle time than PSVs. Crew boats are chartered to customers for use in transporting personnel and supplies from shore bases to offshore drilling rigs, platforms and other installations.
Offshore oil exploration and production is a global activity and a variety of vessel types and rig types are employed. Operating costs and regulatory requirements vary significantly from region to region. Oil prices have risen in each of the last two years.
The North Sea market has the highest standards of safety and specification for PSVs. The vast majority of the vessels operating in this market are European, primarily built in Norway. Vessels operating in the North Sea may move to other markets, but vessels operating in other, worldwide markets for the most part do not have access to the North Sea. The North Sea offshore market is subject to seasonality. Activity is typically lower in winter months and higher in summer months as rig operators are more active in maintenance, rig moves and other activities when weather conditions are less harsh.
All offshore exploration and production businesses were impacted by the decline in the oil market in the second half of 2014. The lower oil price led to cancellation or postponement of many investment programs related to new fields and exploration. This negatively impacted the demand for all categories of offshore support vessels for the 12 months ended December 31, 2018, 2017 and 2016.
From the low point of $30 per barrel in January 2016, the price of oil has started to improve and has remained above $60 per barrel from December 2017 to the date of this prospectus. The improved oil price and new lowered cash break even for the oil companies has resulted in a more positive sentiment in the industry. A stable oil price at profitable levels for oil companies can be expected to lead to increased investment activity and increased demand for offshore support vessels, PSVs and AHTS vessels.
The 2018 Offshore Support Vessel Market (Source: Fearnleys)
Although it is true that the OSV market is moving quite slowly this downturn, at least it is moving in the right direction. PSVs and AHTS vessels saw slow but continuous activity growth globally in 2018, up 7% from trough notation in the first half of 2017. There were large differences between regions, however, and while some areas, including the North Sea and Brazil saw movement in both utilization as well as rate levels in 2018, others, such as the US Gulf and South East Asia, have seen little to no improvement when finishing 2018 compared to one year ago.
Furthermore, there was a clear bifurcation of vessel preference that emerged in 2018 where more than 90% of supply vessels that were fixed on long-term charters were less than 15 years old. Combine that with the challenging average utilization overall and mostly yet-to-recover day rates, it became increasingly difficult to justify keeping older- and low-spec tonnage through last year. Just as we predicted last year, there were even more OSVs sold for scrap in 2018 than the record-breaking 143 we saw the year prior. By the end of 2018 we had registered close to 150 units that sailed for the last time, which puts the total amount since 2014 well in excess of 400 ships. Also worth mentioning in this regard, is that only 46 supply vessels were delivered in 2018, down almost 30% from 2017. These deliveries represent less than half the number of AHTS vessels and PSVs that were scrapped during 2018.

In the North Sea term rates for PSVs almost doubled prior to the summer season due to the mere expectation of higher activity. Although it was a development most welcomed by the shipowners, the summer failed to live up to the expectations and average utilization in the region remained in the 60% to low 70% range all season, resulting in a disappointing spot market. September would then prove to be bring one final strong month, before winter metaphorically swept in and saw a number of ships returning to lay-up as activity slowed down. For AHTS vessel owners it was a slow year altogether only broken by isolated rate hikes never lasting for any significant duration of time. And while the majority of PSVs operating in the North Sea are primarily employed on long-term contracts, there were very few large AHTS vessels that were employed on long-term contracts ⸻ ending 2018 at only two. Furthermore, while the number of PSVs in lay-up in the North Sea was at its lowest in three years, the number of AHTS vessels in lay-up was at its peak at the end of 2018. Our colleagues at Fearnley Offshore forecast a great deal more activity next summer, but going into 2019 we have very different expectations for these two ship types, particularly in the North Sea.
The tier 1 subsea companies’ efforts to position themselves to offer integrated solutions, although only partly gaining traction during the first half of the year, seems to have worked. One chief indicator of this was that the book-to-bill ratio for these companies grew close to 1.2 during the third quarter of 2018 and was above 1 for three out of four quarters last year. Going forward, it is especially important to be well positioned when considering that both the number of contracts and the average scope size have started to grow again, breaking the negative development we saw between 2014 and 2017.
This has led to a growing number of vessel tenders, and 2018 finally saw the return of long-term contracts. Granted, the majority of multi-year contracts for subsea tonnage is still seasonally and/or project based, but this is an important development nonetheless and we see this reflected in increased vessel utilization. We further see appetite for such “pay as you go” deals evaporating among the owners group, which we take as a sign of growing confidence in the market going forward. The returning market balance has resulted in higher utilization than expected when we started the year but also increased rate levels for some vessel segments. This is especially true for construction vessels where alternative markets have added further demand for high-end SPS classed vessels.
While on the subject of market balance though, it should be noted that the vast majority of these vessels are less than 15 years old, and as such, there is only a very moderate number of scrapping candidates left in the fleet after 2018. Therefore, further improvements to the shipowners’ situation will have to come from increased demand. The good news in that regard is that we do expect increased vessel demand going forward and thereby added pressure on rates.
At the start of 2018 our colleagues at Fearnley Securities believed that final investment decisions representing up to 200 subsea trees would be announced throughout the year. Now that we have moved on into 2019 we know that the total number awarded last year was actually 242, a drastic increase from the 155 trees awarded the year before. Furthermore, we expect this trend to persist, and the main takes from the Astrup Fearnley Day conference on the subject was that projects are getting larger, they are more geographically diverse, increased visibility on award timing, and increased water depths.
All-in-all, we feel that the tides are turning in the subsea sphere and that confidence is slowly building up again. Given the beating experienced over the past years, we still see a race for utilization but with some vessel suppliers likely benefiting from not being “first pick” due to offering the lowest rates, but rather putting themselves in a bargaining position with few vessel alternatives.
The Offshore Market 2019
The sentiment in the North Sea offshore sector has improved significantly since year-end 2018 following increased activity in general both in the North Sea and adjacent areas. There has been good tender activity and inquiries for the upcoming 2019 summer campaign in the North Sea as rigs are fixed for exploration campaigns, as well as other seasonal activities, such as pipe haul.
The effects of an increased level of activity from the oil companies and contractors should have a positive impact on the PSV market rates in the short term for high spec tonnage due to decreased availability. Reactivation of laid-up ships is still a risk, however, but the ships that remain in layup are, in broad terms, either old, smaller or harder to reactivate because they will need overhauls, main Class renewal or both. In the long run overcapacity will continue to present a barrier for the market to sustainably recover. The scrapping of PSVs continues to mainly occur in other regions, and has had less of an impact on the North Sea market thus far.
The Company’s AHTS vessels and crew boats are serving global customers in the West African market and are experiencing increased enquiry in 2019 which portends a broader improvement in offshore fundamentals beyond any single region.

BUSINESS
Business Overview
We are an OSV company that owns 23 vessels consisting of 10 PSVs, two AHTS vessels and 11 crew boats. As of the date of this prospectus, all of our PSVs are operating in the North Sea and all of our AHTS vessels and crew boats are operating in West Africa.
History and Development of the Company
Nordic American Offshore Ltd. was formed on October 17, 2013 under the laws of the Republic of the Marshall Islands.
Effective September 26, 2016, we discontinued our existence as a company organized under the laws of the Republic of the Marshall Islands and continued our existence as an exempted company organized under the laws of the Islands of Bermuda, which we refer to as the Redomiciliation. There was no change in our business, assets and liabilities, principal locations, fiscal year, directors or executive officers following the Redomiciliation, and our financials are presented on an un-interrupted basis. On November 10, 2016, our shareholders approved the adoption of the new bye-laws, or the Bye-laws, at our annual general meeting of shareholders. As a result of the Redomiciliation, the rights of holders of our common shares are now governed by our Bermuda Memorandum of Continuance, the Bye-laws and the Companies Act 1981 of Bermuda, or the Companies Act.
On December 12, 2018, we entered into a share purchase agreement with SOI, pursuant to which SOI invested $5.0 million in a private placement of our common shares at a price of $4.20 per share, which we refer to as the Private Placement.  As part of the Private Placement, Mr. Emanuele Lauro was appointed Chairman and Chief Executive Officer of the Company. In addition, Mr. Robert Bugbee was appointed to the Company’s Board of Directors and to the office of President, Mr. Cameron Mackey was appointed Chief Operating Officer, and Mr. Filippo Lauro was appointed Vice President. Concurrent with the Private Placement Mr. Herbjørn Hansson resigned from the Board of Directors.
On January 28, 2019, we effected a one-for-ten reverse stock split.  Our Bye-laws permit the Board of Directors to effect a reverse stock split without shareholder consent.  Pursuant to the reverse stock split, our common shares outstanding were reduced from 73,741,595 shares to 7,374,034 shares at that time (which reflects adjustments for fractional share settlements) and the par value of our common shares was automatically adjusted to $0.10 per share. On March 1, 2019, we received confirmation from the NYSE that we had regained compliance with the NYSE’s continued listing standards as a result of the increased market price for our common shares following the reverse stock split.
In March 2019, we also entered into a common stock purchase agreement, which we refer to as the Equity Line of Credit. with SOI (a related party affiliate) and Mackenzie Financial Corporation. SOI is a closely held company owned and controlled by certain members of the Lolli-Ghetti family, of which our Chairman and Chief Executive Officer, Emanuele Lauro, and our Vice President, Mr. Filippo Lauro, are members.  The Equity Line of Credit provides for $20.0 million to be available to us on demand in exchange for our common shares priced at 0.94 multiplied by the then-prevailing 30-day trailing VWAP.  In April 2019, we issued 3,240,418 common shares under the Equity Line of Credit for approximately $2.78 per share and net proceeds to us of $9.0 million.
In April 2019, we acquired 13 vessels, consisting of two AHTS vessels and 11 crew boats, from SOHI, a related party affiliate that is a closely held company owned and controlled by certain members of the Lolli-Ghetti family, of which our Chairman and Chief Executive Officer, Emanuele Lauro, and our Vice President, Mr. Filippo Lauro, are members, in exchange for 8,126,219 common shares of the Company at approximately $2.78 per share for an aggregate consideration of $22.6 million.  As part of this acquisition, we assumed the aggregate outstanding indebtedness of $9.0 million relating to the two AHTS vessels.
As part of the aforementioned transactions, the lenders under our Initial Credit Facility have agreed to extend the waivers of certain financial covenants which we were not in compliance with until January 31, 2020.  Moreover, we received written commitments from the lenders under our Initial Credit Facility, upon our satisfaction of certain conditions precedent, the most significant of which is the requirement to raise an additional $15.0 million of equity before January 31, 2020, to a new $132.9 million term loan facility with maturity of December 6, 2023 to refinance the Initial Credit Facility, which had an outstanding balance of $132.9 million as of the date of this prospectus.  The terms of this new credit facility are described in our Annual Report on Form 20-F for the year ended December 31, 2018 under “Item 5. Operating and Financial Review and Prospects⸻B. Business Overview⸻Borrowings.”

Additionally, under the terms of the DVB Supplemental Agreement which amended the DVB Credit Facility to facilitate the sale of the two AHTS vessels from SOHI to the Company, the lender has the right, but not the obligation, to unwind the sales of the two AHTS vessels if the additional $15.0 million of equity is not raised by October 31, 2019. Under this scenario, the shares in the vessel-owning subsidiaries for these two vessels would be exchanged for the shares of the Company that were previously issued as consideration for the transaction on the date of the unwinding.
We currently own and operate our vessels through wholly-owned subsidiaries that are incorporated in the Marshall Islands. Please see Exhibit 21.1 of the registration statement of which this prospectus is a part for a list of our significant subsidiaries. We maintain our principal executive offices at the LOM Building, 27 Reid Street, Hamilton HM 11 Bermuda.
As of the date of prospectus, we had 19,015,123 common shares issued, 18,740,671 outstanding and 274,452 treasury shares.
Our Fleet
The following table summarizes key information about our operating fleet and employment status as of the date of this prospectus:

Vessel name	Vessel Type	Year Built	Employment	Begin Period	End Period	Daily Base Rate
NAO Fighter	PSV	2012	Spot
NAO Prosper	PSV	2012	Time Charter	Mar-19	Jul-19	$9,843	(1)
NAO Power	PSV	2013	Time Charter	Dec-18	Dec-19	$9,525	(1)
NAO Thunder	PSV	2013	Time Charter	May-19	May-20	$10,541	(1)
NAO Guardian	PSV	2013	Time Charter	Mar-19	Jul-19	$9,843	(1)
NAO Protector	PSV	2013	Spot
NAO Viking	PSV	2014	Time Charter	Dec-18	Dec-20	$10,477	(1)
NAO Storm	PSV	2014	Spot
NAO Galaxy	PSV	2016	Time Charter	Apr-19	Jan-20	$10,097	(1)
NAO Horizon	PSV	2016	Time Charter	Mar-19	May-19	$10,541	(1)
SOI Brilliance	AHTS	2009	Time Charter	Jan-16	Dec-19	$9,000
SOI Baron	AHTS	2009	Spot
Petrocraft 1605-1	Crew Boat	2012	Spot
Petrocraft 1605-2	Crew Boat	2012	Time Charter	Jan-19	Jul-19	$2,230
Petrocraft 1605-3	Crew Boat	2012	Time Charter	Jan-19	Jul-19	$2,230
Petrocraft 1605-5	Crew Boat	2012	Spot
Petrocraft 1605-6	Crew Boat	2012	Spot
Petrocraft 2005-1	Crew Boat	2015	Spot
Petrocraft 2005-2	Crew Boat	2015	Spot
Petrocraft 1905-1	Crew Boat	2019	Time Charter	Mar-19	Mar-20	$2,400
Petrocraft 1905-2	Crew Boat	2019	Time Charter	Mar-19	Mar-20	$2,400
Petrocraft 1905-3	Crew Boat	2019	Time Charter	Mar-19	Mar-20	$2,400
Petrocraft 1905-4	Crew Boat	2019	Time Charter	Mar-19	Mar-20	$2,400

(1)	Time charter contract denominated in GBP. The rate set forth has been converted using an approximate GBP/USD exchange rate of approximately 1.27.

Employment of Our Fleet
As of the date of this prospectus, all of our PSVs are operating in the North Sea and our AHTS vessels and crew boats are operating in West Africa.
Our vessels are employed either in the spot market or on time charters.  A spot market charter is typically a short-term contract for specific use.  Under spot market charters, we pay certain expenses, such as harbor costs, fuel costs, and other off-hire related costs. Spot market charter rates are volatile and fluctuate based upon the supply and demand for OSVs such as ours. Time charters give us a fixed and stable cash flow for a known period of time.  Time charters also mitigate in part the volatility and seasonality of the spot market business. We opportunistically employ vessels under time charter contracts.
Management of our Vessels
The ship management firms Remøy Shipping AS, or Remøy, and V.Ships Offshore Limited, or V.Ships, provide technical management for six and four of the Company's PSVs, respectively.  Scorpio Commercial Management S.A.M., or SCM, and Scorpio Ship Management S.A.M., or SSM, provide the commercial and technical management, respectively, for the Company’s two AHTS vessels and 11 crew boats. Please see “Item 7. Major Shareholders and Related Party Transactions⸻B. Related Party Transactions” contained in our Annual Report on Form 20-F for the year ended December 31, 2018, which is incorporated by reference in this prospectus, for additional information on our management agreements with SCM and SSM.
Competition
We operate in markets that are highly competitive and based primarily on supply and demand.  We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation.  We compete primarily with other independent and state-owned offshore supply vessel owners.  Our competitors may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels.  Ownership of offshore supply vessels is highly fragmented and is divided among publicly listed companies, state-controlled owners and private ship owners.
Seasonality
Operations in the North Sea are generally at their highest levels during the months from April through August and at their lowest levels from December through February primarily due to lower construction activity and harsh weather conditions affecting the movement and servicing of drilling rigs. Operations in West Africa are not significantly impacted by seasonality.  Nevertheless, operations in any market may be affected by seasonality often related to unusually long or short construction seasons due to, among other things, abnormal weather conditions, as well as market demand associated with increased drilling and development activities.
Environmental and Other Regulations in the Shipping Industry
For a discussion of environmental and other regulations in the shipping industry, please see “Item 4. Information on the Company ⸻ B. Business Overview ⸻ Government and Other Regulations” contained in our Annual Report on Form 20-F for the year ended December 31, 2018, which is incorporated herein by reference.
Permits and Authorizations
We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. We expect to be able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.
Legal Proceedings
To our knowledge, we are not currently a party to any lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While we expect that these claims would be covered by our existing insurance policies, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had, a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

Exchange Controls
For information regarding exchange controls, please see “Item 10. Additional Information⸻D. Exchange Controls” contained in our Annual Report on Form 20-F for the year ended December 31, 2018, which is incorporated by reference herein.
Properties
Other than our vessels, we do not own any material property. Please see “Business⸻Our Fleet” for a description of our vessels. All of our PSVs and AHTS vessels are mortgaged as collateral under our Initial Credit Facility and DVB Credit Facility, respectively.
Quantitative and Qualitative Disclosures about Market Risk
The Company is exposed to market risks from changes in interest rates related to the variable rate of the Company's borrowings under our debt agreements, and to foreign currency risks related to the exchange rate between the USD and NOK and GBP, in respect of revenues generated and costs incurred in NOK and GBP.
Amounts borrowed under the Initial Credit Facility and the DVB Credit Facility bear interest at a rate equal to LIBOR plus a margin.  Increasing interest rates could affect our future profitability. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.
A 100 basis points increase in LIBOR would have resulted in an increase of approximately $1.38 million in our interest expense for the year ended December 31, 2018.
A 10% increase in the exchange rate between USD and NOK would have resulted in a decrease of $2.3 million in our operating result for the year ended December 31, 2018.
A 10% increase in the exchange rate between USD and GBP would have resulted in a decrease of $0.4 million in our operating result for the year ended December 31, 2018.

MANAGEMENT
Directors and Executive Officers
Set forth below are the names, ages and positions of our directors and executive officers as of the date of this prospectus. Our Board of Directors currently consists of six directors and is elected annually on a staggered basis. Each director elected holds office for a three-year term or until his or her successor is duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. The term of our Class A directors will expire at our 2020 annual meeting of shareholders. The term of our Class B directors will expire at the 2021 annual meeting of shareholders. The term of our Class C directors will expire at the 2019 annual meeting of shareholders.
Officers are appointed from time to time by our Board of Directors and hold office until a successor is appointed. The business address of each of our directors and executive officers listed below is Nordic American Offshore Ltd., LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda.
Name	Age	Position
Emanuele Lauro	40	Chairman, Class A Director, Chief Executive Officer and Secretary
Robert Bugbee	58	Class C Director and President
Marianne Økland	56	Class B Director and Audit Committee Chair
Marianne Lie	57	Class C Director
Paul J. Hopkins	71	Class B Director and Audit Committee Member
David M. Workman	58	Class A Director
Cameron Mackey	50	Chief Operating Officer
Filippo Lauro	42	Vice President
Bjørn Giæver	52	Chief Financial Officer

Herbjørn Hansson resigned from the Board of Directors with effect from December 11, 2018.
Jim Kelly resigned from the Board of Directors with effect from December 31, 2018.
Biographical information concerning the directors and executive officers listed above is set forth below.
Emanuele A. Lauro, Chairman, Class A Director, Chief Executive Officer and Secretary
Mr. Emanuele A. Lauro has served as the Company’s Chairman and Chief Executive Officer since December 2018. Mr. Lauro has also served as Chairman and Chief Executive Officer of Scorpio Tankers Inc. (NYSE: STNG), since its initial public offering in 2010, and of Scorpio Bulkers Inc. (NYSE: SALT), since its formation in 2013. He also served as director of the Standard Club from May 2013 to January 2019. Mr. Lauro joined the Scorpio group of companies, or Scorpio, in 2003 and has continued to serve there in a senior management position since 2004. Under Mr. Lauro’s leadership, Scorpio has grown from an owner of three vessels in 2003 to become a leading operator and manager of more than 230 vessels in 2018. Over the course of the last several years, Mr. Lauro has founded and developed all of the Scorpio Pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. Mr. Lauro has a degree in international business from the European Business School, London. Mr. Lauro is the brother of our Vice President, Mr. Filippo Lauro.
Robert Bugbee, Class C Director and President
Mr. Robert Bugbee has served as a Director and President of the Company since December 2018.  He has also served as a Director and President of Scorpio Tankers Inc. since its initial public offering in April 2010, and as President and Director of Scorpio Bulkers Inc. since July and April 2013, respectively. He has more than 34 years of experience in the shipping industry. He joined Scorpio in March 2009 and has continued to serve there in a senior management position. Prior to joining Scorpio, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company which was sold in 2007. While at OMI, Mr. Bugbee served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000, and Senior Vice President from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1995. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time, he took a two year sabbatical beginning 1987 for the M.I.B. Program at the Norwegian School for Economics and Business Administration in Bergen. He has a B.A. (Honors) from London University.

Cameron Mackey, Chief Operating Officer
Mr. Cameron Mackey has served as the Company’s Chief Operating Officer since December 2018. He has also served as Chief Operating Officer of Scorpio Tankers Inc. since 2010, and as a Director since May 2013. Mr. Mackey also serves as Chief Operating Officer of Scorpio Bulkers Inc., a position he has held since July 2013. He joined Scorpio in March 2009, where he continues to serve in a senior management position. Prior to joining Scorpio, he was an equity and commodity analyst at Ospraie Management LLC from 2007 to 2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004 to 2007, where he was also in Business Development from 2002 to 2004. He has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.
Filippo Lauro, Vice President
Mr. Filippo Lauro has served as the Company’s Vice President since December 2018. He has also served as an Vice President of Scorpio Tankers Inc. since May 2015 and of Scorpio Bulkers Inc. since June 2016. Mr. Lauro joined Scorpio in 2010 and has continued to serve there in a senior management position. Prior to joining Scorpio, he was the founder of and held senior executive roles in several private companies, primarily active in real estate, golf courses and resorts development. Mr. Lauro is the brother of our Chairman and Chief Executive Officer, Mr. Emanuele Lauro.
Bjørn Giæver, Chief Financial Officer
Bjørn Giæver has served as our Chief Financial Officer since October 2017.  Mr. Giaever has more than 20 years of experience in the shipping industry, holding key roles in corporate finance and equity research. Mr. Giæver joined the Company from the well reputed firm of Fearnley Securities AS with main office in Oslo, Norway, an investment bank with special focus on the maritime sectors, where he served as a director and partner in the Corporate Finance division. Mr. Giaever has served as a corporate advisor in the John Fredriksen group in London, top rated Senior Shipping Analyst in DNB Markets and partner in Inge Steensland AS, specializing in gas related maritime matters.
Marianne Økland, Class B Director and Audit Committee Chair
Ms. Økland has served as our Class B Director and Audit Committee Chair since January 2019. In addition, she has served as a non-executive director and member of the Audit Committee of Scorpio Tankers Inc. since April 2013. Ms. Økland is also a non-executive director, and serves as the Audit Committee Chair, of IDFC Limited, and previously, she served as a non-executive director at IDFC Alternatives (India), NLB (Slovenia) and Islandsbanki (Iceland), and as a non-executive director and member of the Audit Committee of the National Bank of Greece. Between 1993 and 2008, she held various investment banking positions at JP Morgan Chase & Co. and UBS where she focused on debt capital raising and structuring. Ms. Økland has led many transactions for large Nordic banks and insurance companies, and worked on some of the most significant mergers and acquisitions in these sectors. Between 1988 and 1993, Ms. Økland headed European operations of Marsoft, a Boston, Oslo and London based consulting firm that advises banks and large shipping, oil and raw material companies on shipping strategies and investments. She holds a M.Sc. degree in Finance and Economics from the Norwegian School of Economics and Business Administration where she also worked as a researcher and taught mathematics and statistics.
Marianne Lie, Class C Director
Marianne Lie has served as our Class C Director since December 2013. From June 2016 until December 2018, Ms. Lie served as our Executive Vice Chairman. Having broad international experience, she has been and still is a board member of several Norwegian companies mainly within the shipping, offshore business, energy and finance industries. She was until recently a member of the shareholders Committee of the Central Bank of Norway. She was in the Norwegian Shipowners Association from 1988 until 1998, after which she was managing director of the Norwegian branch of Vattenfall, a Swedish based energy group. Ms. Lie was also a board member of the Finnish energy group Fortum. She was managing director of the Norwegian Shipowners Association from 2002 to 2008. Ms. Lie has studied law and political science at the University of Oslo.

Paul J. Hopkins, Class B Director and Audit Committee Member
Paul J. Hopkins has been a Director of the Company since its inception and was a director of Nordic American Tankers Limited from June 2005 until December 2013. Until March 2008, Mr. Hopkins was also a Vice President and a director of Corridor Resources Inc., a Canadian publicly traded exploration and production company. From 1989 through 1993 he served with Lasmo as Project Manager during the start-up of the Cohasset/Panuke oilfield offshore Nova Scotia, the first offshore oil production in Canada. Earlier, Mr. Hopkins served as a consultant on frontier engineering and petroleum economic evaluations in the international oil industry. Mr. Hopkins was seconded to Chevron UK in 1978 to assist with the gas export system for the Ninian Field. Previously, beginning in 1973, he was employed with Ranger Oil (UK) Limited, being involved in the drilling and production testing of oil wells in the North Sea. Through the end of 1972 he worked with Shell Canada as part of its Offshore Exploration Group.
David M. Workman, Class A Director
David M. Workman has served as our Class A Director since December 2013. Mr. Workman was Chief Operating Officer and member of the Supervisory Board of Stork Technical Services, or STS, guided, as Chief Executive Officer, the sale of the RBG Offshore Services Group into the STS group in 2011. Mr. Workman has 30 years of broad experience in the offshore sector ranging from drilling operations/field development through production operations and project management. He has worked with a wide variety of exploration and production companies in the sector and has balanced this with exposure to the service sector, working with management companies. As part of his experience with these different companies, he has had extensive exposure to the North Sea market. Mr. Workman graduated from Imperial College London in 1983 with a Masters in Petroleum Engineering and spent his early years as a Drilling/Production Operations Engineer with BP. In 1987 he joined Hamilton Brothers Oil and Gas who were early adopters of floating production systems. In 1993 he joined Kerr McGee as an operations manager for the Tentech 850 designed Gryphon FPSO, the first permanently moored FPSO in the North Sea. In 1996, Mr. Workman established the service company Atlantic Floating Production, which went on to become the management contractor and duty holder on the John Fredriksen owned Northern Producer and on the Petroleum Geo-Services (PGS) owned Banff FPF. In 2003, Mr. Workman was instrumental in founding Tuscan Energy which went on to redevelop the abandoned Argyll Field in the UK Continental Shelf. In 2009, Mr. Workman was appointed as Chief Executive Officer of, and led the sale of the RBG Group to, STS in 2011.
Board of Directors and Executive Compensation
There are currently no employment agreements between NAO and the CEO, CFO, COO, President and Vice President but each is currently paid a nominal $1 per day as remuneration.  Employment agreements for these executive officers are currently being discussed.  The expenses which they incur while performing their duties, such as travel expenses in connection with the business of NAO, are reimbursed
The employment agreements with our former Executive Chairman and former Executive Vice Chairman set forth aggregate compensation of approximately $502,000 per year. These agreements were terminated on December 11, 2018.
Our current non-executive directors receive annual compensation in the amount of $37,500 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the Board of Directors or any board committee.
We do not have a retirement benefit plan for our officers or directors.
Board Practices
Our Board of Directors is elected annually, and each director elected holds office for a three-year term or until his or her successor is duly elected and qualified. Our Class A Directors serve until the 2020 annual general meeting of shareholders. Our Class B Directors serve until the 2021 annual general meeting of shareholders. Our Class C Directors serve until the 2019 annual general meeting of shareholders.
During 2018 the sole member and Chairman of our Audit Committee was Mr. Hopkins. Since January 18, 2019, to improve corporate governance, Ms. Økland was elected to the Board of Directors as a non-executive Director and joined the Audit Committee as the new Chair. The Audit Committee provides assistance to the Board of Directors in fulfilling its responsibilities to shareholders, and the investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of financial reports of the Company. The Audit Committee, among other duties, recommends that the independent auditors to be selected to audit the financial statements of the Company, meets with the independent auditors and financial management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company, and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors.

Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the NYSE that are applicable to U.S. listed companies. For more information, see "Item 16G. Corporate Governance" in our Annual Report on Form 20-F for the year ended December 31, 2018, which is incorporated herein by reference.
There are no contracts between us and any of our directors providing for benefits upon termination of their employment.
Employees
As of the date of this prospectus, we had seven employees filling the positions of Executive Chairman, President, Vice-President, CFO, COO, Vice President Chartering, and Chartering Manager.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Nordic American Tankers Limited and High Seas AS
In December 2013, NAO entered into a management agreement, or the Management Agreement, with Nordic American Tankers Ltd., or NAT, for the provision of administrative services as requested by our management and in accordance with our objectives and policies as established and directed by our Board of Directors. All decisions of a material nature concerning our business are made by the Board of Directors. For services under the Management Agreement, the Company paid $100,000 for 2018, $100,000 for 2017 and $100,000 for 2016 and all directly attributable costs related to the Company are reimbursed. For the years ended December 31, 2018, 2017 and 2016, an aggregate of $2.2 million, $2.3 million and $2.2 million, respectively, for such directly attributable costs and operational costs allocated to us from NAT were incurred which were included in General and Administrative Costs.
In March 2017, NAT purchased 800,000 common shares in our underwritten following-on offering of common shares. Other members of executive management at that time and advisors to the Company purchased an aggregate of 10,800 common shares in the follow-on offering.
On August 31, 2017, NAT paid a dividend, which included a cash dividend of $0.10 per share and a distribution of an aggregate of 402,474 common shares of NAO, which were owned by NAT.  Each of NAT's shareholders that held 250 or more of its common shares received one NAO common share per 244.0 NAT common shares, which we recognized at a cash value of $0.50 per share. Fractional shares were compensated by a cash dividend based on the closing price of NAO shares on the NYSE on July 20, 2017, which was $12.20. Each of NAT's shareholders that held 249 or fewer shares received an additional cash dividend of $0.50 per common share. Following this distribution and as of the date of this prospectus, NAT owned 16.1% of the outstanding common shares of NAO.
Our former Executive Chairman and High Seas AS, an entity related to our former Executive Chairman, acquired 150,000 shares and 598,101 shares during 2018 and 2017, respectively. From the shares purchased during 2017, 160,000 were acquired in the underwritten public follow-on offering completed during March 2017.  All shares owned by High Seas AS and our former Executive Chairman were acquired in the open market at the trading price, or in offerings at the same price as the other investors. High Seas AS does not hold any position in which it provides services to NAO.
On May 1, 2019, the Company tendered notice to NAT that it shall terminate the management agreement with NAT upon the expiration of 180 days from the date of said notice, or October 28, 2019.
Commercial and Technical Management – AHTS Vessels and Crew Boats
The Company’s AHTS vessels and crew boats are commercially managed by SCM and technically managed by SSM pursuant to a Master Agreement, which may be terminated by either party upon 12 months' notice, unless terminated earlier in accordance with the provisions of the Master Agreement. In the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change in control of the AHTS vessels or crew boats, including a sale of all or substantially all of the AHTS vessels or crew boats, in which case a payment equal to 12 months of management fees will apply. SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement or on substantially similar terms.
SCM’s services include securing employment, in the spot market and on time charters, for our AHTS vessels and crew boats.  We pay SCM a management fee equal to 1.25% of gross revenues per charter fixture.  SCM may subcontract these services to third parties pursuant to the Master Agreement.
SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. SSM may subcontract these services to third-parties. We pay SSM an annual fee of $156,000 per vessel for the AHTS vessels and an annual fee of $43,800 per vessel for the crew boats plus additional amounts for certain itemized services per vessel to provide technical management services for each of our AHTS vessels and crew boats.

Other Related Party Transactions
In April 2019, we acquired 13 vessels from SOHI, in exchange for 8,126,219 common shares of the Company at approximately $2.78 per share issued to SOHI, a related party affiliate that is a closely held company owned and controlled by certain members of the Lolli-Ghetti family, of which our Chairman and Chief Executive Officer, Emanuele Lauro, and our Vice President, Filippo Lauro, are members. The aggregate consideration was approximately $22.6 million and we assumed the aggregate outstanding indebtedness of $9.0 million relating to two of the acquired vessels. In March 2019, we also entered into a common stock purchase agreement, which we refer to as the Equity Line of Credit, with SOI, a related party affiliate that is a closely held company which is also owned and controlled by certain members of the Lolli-Ghetti family, of which our Chairman and Chief Executive Officer, Emanuele Lauro, is a member, and Mackenzie Financial Corporation.  The Equity Line of Credit provides for $20.0 million to be available to us on demand in exchange for our common shares priced at 0.94 multiplied by the then-prevailing 30-day trailing VWAP.  In April 2019, we issued 3,240,418 common shares under the Equity Line of Credit for approximately $2.78 per share and net proceeds to us of $9.0 million.
On December 12, 2018, we entered into a share purchase agreement with SOI, pursuant to which SOI invested $5.0 million in a private placement of our common shares at a price of $4.20 per share, which we refer to as the Private Placement.
For further information on our related party transactions, please see Note 3 to our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2018, which is incorporated herein by reference.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information regarding beneficial ownership of our common shares for (i) owners of more than five percent of our common shares and (ii) our directors and officers, of which we are aware as of the date of this prospectus.
Identity of Person	No. of Shares		Percent of Class(1)
Scorpio Offshore Holding Inc.	8,126,219	(2)	43.4%
Scorpio Offshore Investments Inc.	2,857,195	(2)	15.2%
Mackenzie Financial Corporation(4)	2,725,576		14.5%
Nordic American Tankers Limited	999,353	(3)	5.3%
High Seas AS(6) and Herbjørn Hansson directly	770,424	(5)	4.11%
Directors and executive officers as a group (excluding Mr. Emanuele Lauro and Mr. Filippo Lauro)			*

* Less than 1% of our outstanding shares of common shares.
(1)	Based on 18,740,671 common shares outstanding as of May 26, 2019 unless otherwise indicated.
(2)
Based on information contained in a Schedule 13D/A filed with the SEC on April 18, 2019, or the Scorpio Schedule 13D. The Scorpio Schedule 13D reports that each of Ms. Annalisa Lolli-Ghetti and Mr. Emanuele Lauro may be deemed to be the ultimate beneficial owners of 58.6% and 43.4%, respectively, of our outstanding common shares, through certain intermediary holding companies, with shared voting power with respect to such shares, as set forth in the Scorpio Schedule 13D.

(3)	Based on information contained in a Schedule 13D/A that was filed with the SEC on December 21, 2018.
(4)	Includes common shares held by funds managed thereby.
(5)	Based on information contained in a Schedule 13D/A that was filed with the SEC on December 21, 2018.
(6)	High Seas AS is a company controlled by our former Chairman, Herbjørn Hansson, for the benefit of his family.
Our major shareholders do not have any voting rights that differ from those of other holders of our common shares.

DESCRIPTION OF SHARE CAPITAL
Authorized Capitalization
Under our Memorandum of Continuance our authorized share capital consists of 35,000,000 common shares, par value $0.10 per share, of which 18,740,671 common shares are issued and outstanding and 19,015,123 are issued, as of the date of this prospectus, and 50,000,000 preferred shares, par value $0.01 per share, of which none are issued and outstanding as of the date of this prospectus. We have 274,452 treasury shares as of the date of this prospectus. Our board of directors has the authority to establish such series of preferred shares and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolution or resolutions providing for the issuance of such preferred shares.
Common shares
Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders.  Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available for dividends.  Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, the holders of our common shares are entitled to receive pro rata our remaining assets available for distribution.  Holders of common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities.  The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares, which we may issue in the future.
Preferred shares
The Bye-laws authorize our Board of Directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:
•	the designation of the series;
•	the number of shares of the series;
•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and
•	the voting rights, if any, of the holders of the series.
Shareholders Rights Agreement
On December 21, 2018, our Board of Directors authorized and declared a dividend of one preferred share purchase right, or a Right, for each of the Company’s common shares, par value $0.10 per share, and adopted a shareholder rights plan, as set forth in the Shareholders Rights Agreement, dated as of December 21, 2018, or the Rights Agreement, by and between the Company and Computershare Trust Company, N.A., as rights agent, or Computershare.  The dividend was payable on December 31, 2018 to the shareholders of record on such date.
The Board of Directors has adopted this Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics.  In general terms, it works by imposing a significant penalty upon any person or group which acquires 15% or more of the outstanding common shares of the Company without the approval of the Board of Directors.  The Rights Agreement should not interfere with any merger or other business combination approved by the Board of Directors.
For a summary of the Rights Agreement, please see “Item 10. Additional Information⸻B. Memorandum and Articles of Association⸻Shareholders Rights Agreement” contained in our Annual Report on Form 20-F for the year ended December 31, 2018, which is incorporated herein by reference.

Memorandum and Continuance and Bye-laws
For a summary and description of the material terms of our memorandum of continuance and Bye-laws, please see “Item 10. Additional Information⸻B. Memorandum and Articles of Association” contained in our Annual Report on Form 20-F for the year ended December 31, 2018, which is incorporated herein by reference. For more complete information, you should read our amended and restated memorandum of continuance and bye-laws, copies of which will be filed as exhibits to the Registration Statement of which this prospectus forms a part and may be obtained from us as set forth under "Where You Can Find Additional Information."
Listing
Our common shares have been listed on the NYSE under the symbol "NAO" since June 12, 2014.
Exchange Controls
For a description of exchange controls, please see “Item 10. Additional Information⸻D. Exchange Controls” contained in our Annual Report on Form 20-F for the year ended December 31, 2018, which is incorporated herein by reference.

TAXATION
Bermuda Tax Considerations
In the opinion of MJM Limited, our Bermuda counsel, the following are the material Bermuda tax consequences of the ownership of common shares.
Under current Bermuda law, there are no taxes on profits, income or dividends nor is there any capital gains tax.  Furthermore, the Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966, as amended, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or to any of its operations, or the common shares, debentures or other obligations of the Company, until March 31, 2035.  This undertaking does not, however, prevent the imposition of any such tax or duty on such persons as are ordinarily resident in Bermuda and holding such shares, debentures or obligations of the Company or of property taxes on Company-owned real property or leasehold interests in Bermuda.
The United States does not have a comprehensive income tax treaty with Bermuda. However, Bermuda has legislation in place (U.S.A. – Bermuda Tax Convention Act 1986) which authorizes the enforcement of certain obligations of Bermuda pursuant to the Convention Between The Government Of The United Kingdom of Great Britain And Northern Ireland (On Behalf Of The Government Of Bermuda) And The Government Of The United States Of America Relating To The Taxation Of Insurance Enterprises And Mutual Assistance In Tax Matters entered into on 11 July 1986 (the "Convention"). Article 5 of the Convention states that the U.S.A. and Bermuda "shall provide assistance as appropriate in carrying out the laws of the respective covered jurisdictions (Bermuda and U.S.A.) relating to the prevention of tax fraud and the evasion of taxes. In addition, the competent authorities shall, through consultations, develop appropriate conditions, method, and techniques for providing, and shall thereafter provide, assistance as appropriate in carrying out the fiscal laws of the respective covered jurisdictions other than those relating to tax fraud and the evasion of taxes."
U.S. Federal Income Tax Considerations
In the opinion of Seward & Kissel, LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences of the ownership of common shares to U.S. Holders and Non-U.S. Holders, each as defined below.  The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect.  The discussion below is based, in part, on the description of our business as described in this prospectus and assumes that we conduct our business as described herein.  This discussion applies only to investors that hold our commons shares as a capital asset and not to all categories of investors to which special rules may apply.  All investors are urged to consult their own tax advisors with respect to the ownership of our common shares.
U.S. Federal Income Taxation of the Company
We are not currently subject to any U.S. federal income tax on our income.  However, in the future we may directly or through a subsidiary conduct activity which would give rise to U.S.-source income.  Depending on the nature of those activities, we may be subject to U.S. federal income tax on all or a portion of the income from such activities.
Gain on Sale of Vessels
We will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  It is expected that any sale of a vessel by us will be considered to occur outside of the United States.
U.S. Federal Income Taxation of U.S. Holders
As used herein, the term "U.S. Holder" means a holder that for U.S. federal income tax purposes is a beneficial owner of common shares and is an individual U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by the Company with respect to its common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company's earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because the Company is not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from the Company. Dividends paid with respect to our common shares will generally be treated as foreign source dividend income and will generally constitute "passive category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.
Dividends paid to a U.S. Holder which is an individual, trust, or estate, referred to herein as a "U.S. Non-Corporate Holder," will generally be treated as "qualified dividend income" that is taxable to U.S. Holders at preferential U.S. federal income tax rates, provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NYSE on which the common shares are listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been or will be); (3) the U.S. Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in substantially similar or related property.  There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Non-Corporate Holder.
Special rules may apply to any "extraordinary dividend" (generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted tax basis in a common share) paid by us. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income" to a non-corporate U.S. Holder, then any loss derived by such non-corporate U.S. Holders from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.
Sale, Exchange or Other Disposition of Common Shares
Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such shares.  Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition.  Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.  Long-term capital gains of certain non-corporate U.S. Holders are currently eligible for reduced rates of taxation.  A U.S. Holder's ability to deduct capital losses is subject to certain limitations.
PFIC Status and Significant Tax Consequences
Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or a "PFIC", for U.S. federal income tax purposes. In general, the Company will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held the Company's common shares, either:
•
at least 75% of the Company's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by the Company during such taxable year produce, or are held for the production of, such passive income.
For purposes of determining whether the Company is a PFIC, the Company will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by the Company in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute passive income unless the Company is treated under specific rules as deriving its rental income in the active conduct of a trade or business.

Based on the Company's current operations and future projections, the Company does not believe that it is, nor does it expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, the Company's belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the time chartering and spot chartering activities of its wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, the Company believes that such income does not constitute passive income, and the assets that the Company or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute assets that produce or are held for the production of passive income for purposes of determining whether the Company is a PFIC.  The Company believes there is substantial legal authority supporting its position consisting of case law and Internal Revenue Service, or the "IRS", pronouncements concerning the characterization of income derived from time charters and spot charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with the Company's position. In addition, although the Company intends to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of its operations will not change in the future.
As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat the Company as a "Qualified Electing Fund," which election is referred to as a "QEF Election." As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a "mark-to-market" election with respect to the common stock, which election is referred to as a "Mark-to-Market Election". If the Company were to be treated as a PFIC, a U.S. Holder would be required to file IRS Form 8621 to report certain information regarding the Company.
Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF Election, which U.S. Holder is referred to as an "Electing Holder", the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of the Company's ordinary earnings and net capital gains, if any, for the Company's taxable year during which it is a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received by the Electing Holder from the Company. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect amounts included in the Electing Holder's income.  Distributions received by an Electing Holder that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that the Company incurs with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common stock. A U.S. Holder would make a timely QEF Election for our common shares by filing IRS Form 8621 with such holder's U.S. federal income tax return for the first year in which such holder held such shares when the Company was a PFIC. If the Company determines that it is a PFIC for any taxable year, it will provide each U.S. Holder with all necessary information in order to make the QEF Election described above.
Taxation of U.S. Holders Making a Mark-to-Market Election
Alternatively, if the Company were to be treated as a PFIC for any taxable year and, as anticipated, the common shares are treated as "marketable stock," a U.S. Holder would be allowed to make a Mark-to-Market Election with respect to the Company's common shares. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market Election. A U.S. Holder's tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election
Finally, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF Election or a Mark-to-Market Election for that year, whom is referred to as a "Non-Electing Holder", would be subject to special U.S. federal income tax rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three (3) preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of the common stock. Under these special rules:
•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common stock;
•	the amount allocated to the current taxable year and any taxable years before the Company became a PFIC would be taxed as ordinary income; and
•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If a Non-Electing Holder who is an individual dies while owning the common shares, such holder's successor generally would not receive a step-up in tax basis with respect to such shares.
U.S. Federal Income Taxation of "Non-U.S. Holders"
As used herein, the term "Non-U.S. Holder" means a holder that, for U.S. federal income tax purposes, is a beneficial owner of common shares (other than a partnership) that is not a U.S. Holder.
If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.
Dividends on Common Shares
A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States.  In general, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.
Sale, Exchange or Other Disposition of Common Shares
A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:
(1)
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States; in general, in the case of a Non-U.S. Holder entitled to the benefits of an applicable U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

(2)	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
Income or Gains Effectively Connected with a U.S. Trade or Business
If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, dividends on the common shares and gains from the sale, exchange or other disposition of the shares, that is effectively connected with the conduct of that trade or business (and, if required by an applicable U.S. income tax treaty, is attributable to a U.S. permanent establishment), will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders.  In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, and the payment of gross proceeds on a sale or other disposition of our common shares, made within the United States to a non-corporate U.S. Holder will be subject to information reporting.  Such payments or distributions may also be subject to backup withholding if the non-corporate U.S. Holder:
(1)	fails to provide an accurate taxpayer identification number;
(2)	is notified by the IRS that it has failed to report all interest or dividends required to be shown on its U.S. federal income tax returns; or
(3)	in certain circumstances, fails to comply with applicable certification requirements.
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding with respect to dividend payments or other taxable distributions on our common shares by certifying their status on an applicable IRS Form W-8. If a Non-U.S. Holder sells our common shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder certifies that it is a non-U.S. person, under penalties of perjury, or it otherwise establishes an exemption. If a Non-U.S. Holder sells our common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the Non-U.S. Holder is not a U.S. person and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption.
Backup withholding is not an additional tax.  Rather, a refund may generally be obtained of any amounts withheld under backup withholding rules that exceed the taxpayer's U.S. federal income tax liability by filing a timely refund claim with the IRS.
Individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, Non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations).  Specified foreign financial assets would include, among other assets, our common shares, unless the common shares are held in an account maintained with a U.S. financial institution.  Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect.  Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, a Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations in respect of our common shares.
Other Tax Considerations
In addition to the tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities.  The amount of any such tax imposed upon our operations may be material.

UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Clarksons Platou Securities, Inc. and BTIG, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:
Name	Number of Shares
Clarksons Platou Securities, Inc.
BTIG, LLC
Total:

The underwriters are offering the common shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.
The underwriters initially propose to offer part of the common shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. Any common shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. Any such securities dealers may resell any common shares purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to $             per share from the public offering price. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representatives.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus to purchase up to              additional common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option if the underwriters sell more than              shares in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              common shares.
Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority of up to $        .
Our common shares are listed on the New York Stock Exchange under the trading symbol “NAO.”
We and all directors and officers and certain other existing holders of our common shares have agreed that without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending         days after the date of this prospectus (the “restricted period”):
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise. This agreement is subject to certain exceptions. In addition, we and such other persons have agreed that, subject to certain exceptions, without the prior written consent of the representatives on behalf of the underwriters, we and such other persons will not, during the restricted period, in the case of the Company, file any registration statement with the Commission relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares, and, in the case of such other persons, make any demand for, or exercise any right with respect to, the registration of any common shares or any securities convertible into or exercisable or exchangeable for common shares.
The representatives, in their sole discretion, may release the common shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.
In order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common shares in the open market to stabilize the price of the common shares. These activities may raise or maintain the market price of the common shares above independent market levels or prevent or retard a decline in the market price of the common shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

ENFORCEMENT OF CIVIL LIABILITIES
There is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a United States judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda (not U.S.) law.
In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to the public policy of Bermuda. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, may not be entertained by a Bermuda court to the extent it is contrary to Bermuda public policy. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, may not be available under Bermuda law or enforceable in a Bermuda court, to the extent they are contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violations of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

LEGAL MATTERS
The validity of the common shares offered by this prospectus will be passed upon for us by MJM Limited, Hamilton, Bermuda, as to matters of Bermuda law and by Seward & Kissel LLP, New York, New York with respect to matters of United States and New York law. The underwriters are being represented in this offering by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.
EXPERTS
The consolidated financial statements of Nordic American Offshore Ltd. and subsidiaries as of December 31, 2018 and 2017, and for each of the years in the three-year period ended December 31, 2018, have been incorporated by reference herein in reliance upon the reports of KPMG AS, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
The audit report covering the December 31, 2018 consolidated financial statements contains an explanatory paragraph that states that the Company’s recurring losses from operations and requirement to raise additional capital in order to refinance its Initial Credit Facility raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
The discussions contained under the heading "Industry and Market Conditions" have been reviewed by Fearnleys, which has confirmed to us that Fearnleys believes that they accurately describe the offshore supply vessel market as of the date of this prospectus.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to our common shares offered by this prospectus.  For the purposes of this section, the term "registration statement" means the original registration statement and any and all amendments, including the schedules and exhibits to the original registration statement or any amendment.  This prospectus does not contain all of the information set forth in the registration statement on Form F-1 we filed.  Although we believe that we have accurately summarized the material terms of documents filed as exhibits to the registration statement, you should read those exhibits for a complete statement of their provisions.  The registration statement on Form F-1, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549.  The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.
Information Incorporated by Reference
The Commission allows us to "incorporate by reference" information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.
We hereby incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c) or 15(d) of the Exchange Act.
•
Our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Commission on May 15, 2019, containing our audited consolidated financial statements for the most recent fiscal year for which those statements have been filed;

•
The description of our Preferred Stock Purchase Rights contained in our Registration Statement on Form 8-A, filed with the Commission on December 26, 2018, including any subsequent amendments or reports filed for the purpose of updating such description; and

•
The description of our common stock contained in our Registration Statement on Form 8-A, filed with the Commission on June 9, 2014, including any subsequent amendments or reports filed for the purpose of updating such description.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.
You may request a free copy of the above mentioned filings or any subsequent filing we incorporate by reference to this prospectus by writing or telephoning us at the following address:
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda
+377-9798-5715
Information provided by the Company
We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year.  The audited financial statements will be prepared in accordance with U.S. GAAP and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods.  As a "foreign private issuer," we are exempt from the rules under the Securities Exchange Act prescribing the furnishing and content of proxy statements to shareholders.  While we furnish proxy statements to shareholders in accordance with the rules of any stock exchange on which our common shares may be listed in the future, those proxy statements will not conform to Schedule 14A of the proxy rules promulgated under the Securities Exchange Act.  In addition, as a "foreign private issuer," our officers and directors are exempt from the rules under the Securities Exchange Act relating to short swing profit reporting and liability.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
We estimate the expenses in connection with the distribution of our common shares in this offering, other than underwriting discounts and commissions, will be as set forth in the table below.  We will be responsible for paying the following expenses associated with this offering.
SEC Registration Fee		$4,848
Printing and Engraving Expenses	$	*
Legal Fees and Expenses	$	*
Accountants' Fees and Expenses	$	*
NYSE Listing Fee	$	*
FINRA Fee		$6,500
Blue Sky Fees and Expenses	$	*
Transfer Agent's Fees and Expenses	$	*
Miscellaneous Costs	$	*

Total	$	*

*	To be provided by amendment.

                Common Shares

Nordic American Offshore Ltd.

PROSPECTUS

Clarksons Platou Securities                   BTIG

, 2019

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 6.	Indemnification of Directors and Officers
The Amended and Restated Bye-Laws of the Registrant provide that:
Subject to the proviso below, every director, officer of the Company, inter alia, and member of a committee duly constituted under the Company's Bye-Laws (collectively the "Indemnified Person") shall be indemnified and held harmless out of the assets of the Company against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him by or by reason of any act done, conceived in or omitted in the conduct of the Company's business or in the discharge of his duties and the indemnity contained in such Bye-Law shall extend to any Indemnified Person acting in any office or trust in the reasonable belief that he has been appointed or elected to such office or trust notwithstanding any defect in such appointment or election PROVIDED ALWAYS that the indemnity contained in such Bye-Law shall not extend to any matter which would render it void pursuant to the Companies Acts.
•	No Indemnified Person shall be liable to the Company for the acts, defaults or omissions of any other Indemnified Person.
•
Every Indemnified Person shall be indemnified out of the assets of the Company against all liabilities incurred by him by or by reason of any act done, conceived in or omitted in the conduct of the Company's business or in the discharge of his duties, in defending any proceedings, whether civil or criminal, in which judgement is given in his favour, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.

•
To the extent that any Indemnified Person is entitled to claim an indemnity pursuant to the Bye-Laws in respect of amounts paid or discharged by him, the relevant indemnity shall take effect as an obligation of the Company to reimburse the person making such payment or effecting such discharge.

•
Each shareholder and the Company agree to waive any claim or right of action he or it may at any time have, whether individually or by or in the right of the Company, against any Indemnified Person on account of any action taken by such Indemnified Person or the failure of such Indemnified Person to take any action in the performance of his duties with or for the Company PROVIDED HOWEVER that such waiver shall not apply to any claims or rights of action arising out of the fraud of such Indemnified Person or to recover any gain, personal profit or advantage to which such Indemnified Person is not legally entitled.

•
Expenses incurred in defending any civil or criminal action or proceeding for which indemnification is required pursuant to these Bye-Laws shall be paid by the Company in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the Indemnified Person to repay such amount if any allegation of fraud or dishonesty is proved against the Indemnified Person PROVIDED THAT no monies shall be paid hereunder unless payment of the same shall be authorised in the specific case upon a determination that indemnification of the Director or officer would be proper in the circumstances because he has met the standard of conduct which would entitle him to the indemnification thereby provided and such determination shall be made:

o	by the Board, by a majority vote at a meeting duly constituted by a quorum of Directors not party to the proceedings or matter with regard to which the indemnification is, or would be, claimed; or
o	in the case such a meeting cannot be constituted by lack of a disinterested quorum, by independent legal counsel in a written opinion; or
o	by a majority vote of the shareholders.

The Companies Act provides as follows:
Section 98 of the Companies Act permits the Bye-Laws of a Bermuda company to contain a provision eliminating personal liability of an officer to the company for any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the officer or person may be guilty, save with respect to fraud or dishonesty;
Section 98 of the Companies Act also grants companies the power generally to indemnify any such officer or auditor of the company against any liability incurred by him in defending any proceedings, whether civil or criminal in which judgment is given in his favor (or in which he is acquitted) or when relief is granted to him by a court under section 281 of the Companies Act; and
Section 98A of the Companies Act permits a company to purchase and maintain insurance for the benefit of any officer of the company against any liability incurred by him under section 97(1)(b) of the Companies Act, in his capacity as an officer of the company or indemnifying such an officer in respect of any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the officer may be guilty.
Item 7.	Recent Sales of Unregistered Securities
In April 2019, we acquired 13 vessels from SOHI, a closely held company owned and controlled by the Lolli-Ghetti family, of which our Chairman and Chief Executive Officer, Emanuele Lauro, is a member, in exchange for 8,126,219 common shares of the Company at approximately $2.78 per share for an aggregate consideration of $22.6 million.  As part of this acquisition, we assumed the aggregate outstanding indebtedness of $9.0 million relating to two of the acquired vessels.
In April 2019, we also entered into a common stock purchase agreement, which we refer to as the Equity Line of Credit, with two affiliated entities, SOI, a closely held company which is also owned and controlled by the Lolli-Ghetti family, of which our Chairman and Chief Executive Officer, Emanuele Lauro, is a member, and Mackenzie Financial Corporation.  The Equity Line of Credit provides for $20.0 million to be available on demand to us in exchange for our common shares priced at 0.94 multiplied by the then-prevailing 30-day trailing VWAP.  In April 2019, 3,240,418 common shares were issued under the Equity Line of Credit for approximately $2.78 per share, resulting in net proceeds to us of $9.0 million. The net proceeds received from this drawdown under the Equity Line of Credit were used for general corporate purposes.
In December 2018, we issued an aggregate of 1,175,474 common shares in a private placement with SOI at $4.25 per share, resulting in net proceeds to us of $5.0 million. The net proceeds received from the private placement were used to repay $1.9 million of indebtedness of the Company, and for general corporate purposes.
Securities Sold	Date Sold	Consideration Per Share	Total Consideration	Exemption from Registration	Purchasers
8,126,219 common shares	April 2019	$2.78 per share	$22.6 million	Section 4(a)(2) and/or Regulation S of the Securities Act	Scorpio Offshore Holding Inc.
3,240,418 common shares	April 2019	$2.78 per share	$9.0 million	Section 4(a)(2) and/or Regulation S of the Securities Act	Scorpio Offshore Investments Inc. and Mackenzie Financial Corporation, on behalf of certain funds managed thereby
1,175,474 common shares	December 2018	$4.20 per share	$5.0 million	Section 4(a)(2) and/or Regulation S of the Securities Act	Scorpio Offshore Investments Inc.

Item 8.	Exhibits and Financial Statement Schedules
(a) Exhibits
The exhibits filed as part of this registration statement are listed in the index to exhibits immediately preceding such exhibits.
(b) Financial Schedules
The financial statements filed as part of this registration statement are listed in the index to the financial statements immediately preceding such financial statements, which index to the financial statements is incorporated herein by reference.

Item 9.	Undertakings
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit of proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Monaco, Principality of Monaco, on the 28th day of May, 2019.

NORDIC AMERICAN OFFSHORE LTD.

By:	/s/ Emanuele Lauro
	Name:	Emanuele Lauro
	Title:	Chairman and Chief Executive Officer (Principal Executive Officer)

Power of Attorney
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Edward S. Horton with full power to act alone, his or her true lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on May 28, 2019.

Signature	Title

/s/ Emanuele Lauro	Chairman and Chief Executive Officer
Emanuele Lauro	(Principal Executive Officer)

/s/ Bjørn Giæver	Chief Financial Officer
Bjørn Giæver	(Principal Financial Officer and Principal Accounting Officer)

/s/ Marianne Økland	Director
Marianne Økland

/s/ Marianne Lie	Director
Marianne Lie

/s/ Paul J. Hopkins	Director
Paul J. Hopkins

/s/ David Workman	Director
David Workman

/s/ Robert Bugbee	Director
Robert Bugbee

Authorized Representative
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement in the City of New York, State of New York, on May 28, 2019.

PSV ADMINCO 2019 LLC By: Nordic American Offshore, Ltd., its Sole Member

By:	/s/ Robert Bugbee
	Name:	Robert Bugbee
	Title:	President

EXHIBIT INDEX
Number	Description
1.1	Form of Underwriting Agreement*
3.1	Memorandum of Continuance of the Company(1)
3.2	Bye-Laws of the Company(2)
3.3	Certificate of Deposit of Memorandum of Increase of Share Capital dated January 3, 2019(9)
4.1	Form of Common Share Certificate(3)
4.2	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Shares (4)
5.1	Form of opinion of MJM Limited, Bermuda counsel to the Company, as to the validity of the common shares
5.2	Form of opinion of Seward & Kissel LLP with respect to certain New York law matters
8.1	Form of opinion of Seward & Kissel LLP with respect to certain U.S. tax matters
8.2	Form of opinion of MJM Limited with respect to certain Bermuda tax matters
10.1	$60 million revolving credit facility by and among the Company, DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ), dated December 19, 2013(5)
10.2	Shareholders Rights Agreement by and between the Company and Computershare Trust Company, N.A. as Rights Agent, dated December 21, 2018(6)
10.3	Amendment No. 1 to the Shareholders Rights Agreement by and between the Company and Computershare Trust Company, N.A. as Rights Agent, dated February 15, 2019(7)
10.4	Share Purchase Agreement by and between the Company and Scorpio Offshore Investments Inc., dated December 7, 2018(8)
10.5
Exclusivity and Standstill Agreement by and among the Company, Scorpio Offshore Investments Inc. and certain shareholders of the Company identified on the signature pages thereto, dated December 7, 2018(8)

10.6	Common Stock Purchase Agreement by and among the Company, Scorpio Offshore Investments Inc. and Mackenzie Financial Corporation, dated March 29, 2019(9)
10.7	Form of Common Stock Purchase Agreement (Crew Boats) (9)
10.8	Form of Common Stock Purchase Agreement (AHTS) (9)
10.9	Master Agreement(9)
10.10
Supplemental Agreement to the Facility Agreement dated September 26, 2017 by and among Scorpio Baron Shipping Company Limited, Scorpio Brilliance Shipping Company Limited, Scorpio Offshore Holding Inc., AHTS Holdco Limited and DVB Bank SE Nordic Branch(9)

10.11
Amendment Agreement, dated March 29, 2019, relating to the revolving credit facility by and among the Company, as borrower, and DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ), as mandated lead arrangers(9)

21.1	List of Subsidiaries (9)
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of MJM Limited
23.3	Consent of Seward & Kissel LLP
23.4	Consent of Fearnley Offshore Supply AS
24.1	Powers of Attorney (included in the signature page hereto)

________________________
*	To be filed by amendment.
(1)	Incorporated by reference to the Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on September 28, 2016.
(2)	Incorporated by reference to the Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 14, 2016.
(3)	Incorporated by reference to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on January 29, 2019.
(4)	Incorporated by reference to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 21, 2018.
(5)	Incorporated by reference to the Company's Registration Statement on Form F-1 filed with the SEC on March 17, 2014 (File No. 333-194612).
(6)	Incorporated by reference to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 21, 2018.
(7)	Incorporated by reference to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 15, 2019.
(8)	Incorporated by reference to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 12, 2018.
(9)	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed with the Commission on May 15, 2019.